Exhibit 99.2


ARACRUZ CELULOSE S.A.
QUARTERLY FINANCIAL INFORMATION (ITR) AS OF SEPTEMBER 30, 2005 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

01.02 - ADDRESS OF HEAD OFFICES

01 - COMPLETE ADDRESS 02 - DISTRICT 03 - ZIP CODE (CEP) Caminho Barra do Riacho, s/n(0) - km 25 Barra do Riacho 29.197-900 04 - CITY 05 - STATE Aracruz Espirito Santo 06 - AREA CODE 07 - TELEPHONE 08 - TELEPHONE 09 - TELEPHONE 10 - TELEX 027 3270-2442 -- -- -- 11 - AREA CODE 12 - FAX NO. 13 - FAX NO. 14 - FAX NO. 027
3270-2590 -- -- 15 - E-MAIL mbl@aracruz.com.br

01.03 - DIRECTOR OF MARKET RELATIONS (BUSINESS ADDRESS)
01  - NAME
Isac Roffe Zagury
02 - COMPLETE ADDRESS  03 - DISTRICT
Av. Brigadeiro Faria Lima, 2277 - 3rd and 4th Floor Jrd Paulistano 04 - ZIP CODE
(CEP) 05 - CITY 06 - STATE 01.452-000 Sao Paulo Sao Paulo 07 - AREA CODE 08 - TELEPHONE 09 - TELEPHONE 10 TELEPHONE 11 - TELEX
011 3301-4160 3301-4139 3301-4202 -- 12 - AREA CODE 13 - FAX NO 14 - FAX NO 15 -
FAX NO 011 3301-4202 3301-4117 3301-4205 16 - E-MAILL iz@aracruz.com.br

01.04 - ACCOUNTANT / REFERENCE


      CURRENT FISCAL YEAR                  CURRENT QUARTER                         PREVIOUS QUARTER

   1 - BEGINNING   2 - ENDING  3 - NUMBER  4 - BEGINNING   5 - ENDING  6 - NUMBER  7 - BEGINNING   9 - ENDING
    01/01/2005   12/31/2005         3       07/01/2005     09/30/2005       2       04/01/2005     06/30/2005
9 - NAME / ACCOUNTANT CORPORATE NAME 10 - CVM CODE Deloitte Touche Tohmatsu
Auditores Independentes 00385-9 11 - NAME OF THE TECHNICAL RESPONSIBLE 12 - CPF
N(0) Celso de Almeida Moraes 680.686.898-34

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASURY STOCK


   NUMBER OF SHARES        1 - CURRENT QUARTER       2 - PREVIOUS QUARTER     3 -QUARTER PREVIOUS  YEAR
      (Thousands)               09/30/2005                06/30/2005                    09/30/2004
PAID-IN CAPITAL
1 - COMMON                               455,391                    455,391                         455,391
2 -PREFERRED                             577,163                    577,163                         577,163
3 - TOTAL                              1,032,554                  1,032,554                       1,032,554

IN TREASURY
4 - COMMON                                   483                        483                             483
5 -PREFERRED                               1,483                      1,378                           1,378
6 - TOTAL                                  1,966                      1,861                           1,861


01.06 - SOCIETY CHARACTERISTICS
1 - TYPE OF SOCIETY
COMMERCIAL,  INDUSTRIAL  &  OTHER  TYPES  OF  BUSINESS
2 - SITUATION
                                  IN OPERATION
                               3 - ACTIVITY CODE
104 - PAPER AND PULP INDUSTRY
4 - ACTIVITY OF THE  SOCIETY
PRODUCTION OF BLEACHED  EUCALYPTUS PULP
5 - TYPE OF CONSOLIDATED
TOTAL
6 - AUDITORS'REPORT TYPE
UNQUALIFIED OPINION

01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS
 01 - ITEM   02 - TAXPAYER NO.                   03 - NAME

01.08 - DIVIDENDS APPROVED/PAID DURING AND AFTER CURRENT QUARTER


1 - ITEM    2 -EVENT    3 - DATE  OF APPROVAL   4 -  TYPE     5 - PAYMENT BEGAIN   6 - STOCK TYPE  7 - STOCK OF VALUE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN ACCOUNTING PERIOD IN COURSE

1 - ITEM 2 - DATE OF 3 - VALUE OF THE      4 - VALUE OF THE         5 - ORIGIN OF  7 -  AMOUNT OF    8 - VALUE
         CHANGE      SUBSCRIBED  CAPITAL   ALTERATION               THE            OUTSTANDING       PER SHARE
                        (REAL THOUSAND)        (REAL THOUSAND)      ALTERATION     STOCKS            ON THE
                                                                                      (THOUSAND)     ISSUE DATE
                                                                                                        (REAL)

01.10 - DIRECTOR OF INVESTOR RELATIONS
01  - DATE                                              02 - SIGNATURE
10/07/2005                                              /s/ Isac Roffe Zagury
-------------------------------------------------------------------------------------------------------------
02.01 - BALANCE SHEET - ASSETS - THOUSAND OF R$
-------------------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION                                        3 - DATE - 09/30/2005 4 - DATE - 06/30/2005
1           TOTAL ASSETS                                                       8,518,761             8,355,141
1.1         CURRENT ASSETS                                                     1,712,799              1,711318
1.1.1       CASH AND CASH EQUIVALENTS                                              1,095                   921
1.1.2       CREDITS                                                              325,228               323,254
1.1.2.1     ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP                             85,250               126,279
1.1.2.2     ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER                            23,108                27,007
1.1.2.3     ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS                            5,687                 3,982
1.1.2.4     EMPLOYEES                                                              6,736                 5,622
1.1.2.5     SUPPLIERS                                                              6,518                 9,295
1.1.2.6     SUBSIDIARIES                                                               3                     3
1.1.2.7     TAXES                                                                192,007               144,939
1.1.2.8     OTHERS                                                                 5,919                 6,127
1.1.3       INVENTORIES                                                          197,421               166,547
1.1.3.1     SUPPLIES                                                              87,763                87,550
1.1.3.2     RAW MATERIALS                                                         54,712                44,342
1.1.3.3     FINISHED GOODS                                                        54,695                34,403
1.1.3.4     PRODUCTS IN PROCESS                                                        0                     0
1.1.3.5     OTHERS                                                                   251                   252
1.1.4       OTHERS                                                             1,189,055             1,220,596
1.1.4.1     DEBT SECURITIES                                                    1,162,660             1,211,085




1.1.4.2     FINANCIAL APPLICATION                                                 17,072                 1,508
1.1.4.3     PREPAID EXPENSES                                                       9,313                 7,993
1.1.4.4     FIXED ASSETS AVAILABLE FOR SALE                                            0                     0
1.1.4.5     OTHERS                                                                    10                    10
1.2         LONG-TERM ASSETS                                                     225,039               219,927
1.2.1       CREDITS                                                              169,801               161,395
1.2.1.1     ACCOUNTS RECEIVABLE FROM CUSTOMERS                                         0                     0
1.2.1.2     SUPPLIERS                                                            159,791               151,016
1.2.1.3     TAXES                                                                  6,559                 5,596
1.2.1.4     OTHERS                                                                 3,451                 4,783

-------------------------------------------------------------------------------------------------------------
02.01 - BALANCE SHEET - ASSETS - THOUSAND OF R$
-------------------------------------------------------------------------------------------------------------

1 - CODE        2 - DESCRIPTION                                     3 - DATE - 09/30/2005   4 - DATE - 06/30/2005
1.2.2           ACCOUNTS RECEIVABLE - RELATED PARTIES                                 4,540                  6,402
1.2.2.1         FROM AFFILIATES                                                           0                  3,188
1.2.2.2         FROM SUBSIDIARIES                                                     4,540                  3,214
1.2.2.3         OTHERS                                                                    0                      0
1.2.3           OTHERS                                                               50,698                 52,130
1.2.3.1         DEBT SECURITIES                                                       4,250                  4,250
1.2.3.2         ESCROW DEPOSITS                                                      46,448                 46,312
1.2.3.3         OTHERS                                                                    0                  1,568
1.3             FIXED ASSETS                                                      6,580,923              6,423,896
1.3.1           INVESTMENTS                                                       1,815,645              1,642,994
1.3.1.1         IN AFFILIATES                                                        19,585                 17,308
1.3.1.2         IN SUBSIDIARIES                                                   1,793,423              1,622,886
1.3.1.3         OTHER COMPANIES                                                       2,637                  2,800
1.3.2           PROPERTY, PLANT AND EQUIPMENT                                     4,336,207              4,323,042
1.3.2.1         LAND                                                                592,056                590,820
1.3.2.2         BUILDINGS                                                           453,877                460,482
1.3.2.3         MACHINERY AND EQUIPMENT                                           2,307,678              2,330,954
1.3.2.4         FORESTS                                                             722,384                709,492
1.3.2.5         ADVANCES SUPPLIERS                                                   22,361                 35,039
1.3.2.6         CONSTRUCTION IN PROGRESS                                            121,333                 77,200
1.3.2.7         OTHERS                                                              116,518                119,055
1.3.3           DEFERRED ASSETS                                                     429,071                457,860
1.3.3.1         INDUSTRIAL                                                            6,908                  7,553
1.3.3.2         FORESTS                                                                   0                      0
1.3.3.3         ADMINISTRATIVE                                                            0                      0
1.3.3.4         GOODWILL ARISING ON INCORPORATION OF ENTITY                         422,163                450,307



1.3.3.5         OTHERS                                                                    0                      0



------------------------------------------------------------------------------------------------------------------
2.02 - BALANCE SHEET - LIABILITIES - THOUSAND OF R$
------------------------------------------------------------------------------------------------------------------

1 - CODE        2 - DESCRIPTION                                       3 - DATE - 09/30/2005   4 - DATE - 06/30/2005
2               TOTAL LIABILITIES                                                 8,518,761              8,355,141
2.1             CURRENT LIABILITIES                                                 997,644                964,657
2.1.1           LOANS AND FINANCING                                                 456,194                349,747
2.1.2           DEBENTURES                                                                0                      0
2.1.3           SUPPLIERS                                                            85,048                 82,615
2.1.4           TAXES                                                                68,010                111,918
2.1.5           DIVIDENDS PAYABLE                                                     2,500                 27,694
2.1.6           PROVISIONS                                                           40,018                 30,789
2.1.6.1         VACATION AND 13th  SALARY                                            25,370                 21,567
2.1.6.2         PROFIT SHARING                                                       14,648                  9,222
2.1.7           LOANS FROM RELATED PARTIES                                          332,932                325,235
2.1.7.1         ADVANCES FROM SUBSIDIARIES                                          332,357                324,366
2.1.7.2         OTHERS                                                                    0                      0
2.1.7.3         OTHER DEBTS TO SUBSIDIARIES                                            575,                    869
2.1.8           OTHERS                                                               12,942                 36,659
2.1.8.1         OTHERS                                                               12,942                 36,659
2.1.8.2         PROPOSED DIVIDENDS                                                        0                      0
2.2             LONG-TERM LIABILITIES                                             3,176,102              3,349,658
2.2.1           LOANS AND FINANCING                                                 987,415              1,140,026
2.2.2           DEBENTURES                                                                0                      0
2.2.3           PROVISION                                                           633,262                558,097
2.2.3.1         LABOR CONTINGENCIES                                                  35,373                 34,080
2.2.3.2         TAX CONTINGENCIES                                                   458,263                470,300
2.2.3.3         OTHERS                                                              139,626                 53,717
2.2.4           LOANS FROM RELATED PARTIES                                        1,473,702              1,568,025
2.2.4.1         ADVANCES FROM SUBSIDIARIES                                        1,473,702              1,568,025
2.2.5           OTHERS                                                               81,723                 83,510
2.2.5.01        SUPPLIERS                                                            28,050                 28,204
2.2.5.02        OTHERS                                                               53,673                 55,306



-------------------------------------------------------------------------------------------------------------
02.02 - BALANCE SHEET - LIABILITIES - THOUSAND OF R$
-------------------------------------------------------------------------------------------------------------


1 - CODE        2 - DESCRIPTION                                       3 - DATE - 09/30/2005   4 - DATE - 06/30/2005
2.5             STOCKHOLDER'S EQUITY                                              4,345,015              4,040,826
2.5.1           PAID-IN CAPITAL                                                   1,854,507              1,854,507
2.5.1.1         COMMON STOCK                                                        783,599                783,599
2.5.1.2         PREFERRED STOCK                                                   1,070,908              1,070,908
2.5.2           CAPITAL RESERVES                                                    162,210                142,858
2.5.3           REVALUATION RESERVE                                                       0                      0
2.5.3.1         OWN ASSETS                                                                0                      0
2.5.3.2         SUBSIDIARIES / AFFILIATES                                                 0                      0
2.5.4           REVENUE RESERVES                                                  1,492,627              1,493,463
2.5.4.1         LEGAL                                                               222,160                222,160
2.5.4.2         STATUTORY                                                                 0                      0
2.5.4.3         FOR CONTINGENCIES                                                         0                      0
2.5.4.4         UNREALIZED INCOME                                                         0                      0
2.5.4.5         FOR INVESTMENTS                                                   1,279,453              1,279,453
2.5.4.6         SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                                     0                      0
2.5.4.7         OTHER UNREALIZED INCOME                                             (8,986)                (8,150)
2.5.4.7.1       TREASURY STOCK                                                      (8,986)                (8,150)
2.5.5           RETAINED EARNINGS                                                   835,671                549,998


----------------------------------------------------------------------------------------------------------------
03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$
----------------------------------------------------------------------------------------------------------------

                                                                        3 -FROM:        4 -FROM:         5-FROM:       6-FROM:
1 - CODE    2 - DESCRIPTION                                            07/01/2005      01/01/2005       07/01/2004    01/01/2004
                                                                     TO:09/30/2005   TO:09/30/2005    TO:09/30/2004  TO:09/30/2004
3.1         GROSS SALES AND SERVICES  REVENUE                            501,032        1,679,858         714,680     2,009,445
3.2         SALES TAXES AND OTHER DEDUCTIONS                             (9,175)         (23,633)        (12,271)      (28,744)
3.3         NET SALES REVENUE                                            491,857        1,656,225         702,409     1,980,701
3.4         COST OF GOODS SOLD                                          (356,747)      (1,169,531)       (445,607)   (1,303,524)
3.5         GROSS PROFIT                                                 135,110          486,694         256,802       677,177
3.6         OPERATING (EXPENSES) INCOME                                  243,606          575,797         232,382       126,947
3.6.1       SELLING                                                     (13,950)         (44,064)        (11,278)      (34,614)
3.6.2       GENERAL AND ADMINISTRATIVE                                  (19,836)         (53,633)        (20,355)      (63,093)
3.6.3       FINANCIAL                                                    166,990          339,698         202,310     (148,387)
3.6.3.1     FINANCIAL INCOME                                              81,497          227,437         (1,750)        73,633
3.6.3.2     FINANCIAL EXPENSES                                            85,493          112,261         204,060     (222,020)
3.6.4       OTHER OPERATING INCOME                                         9,814           29,520           8,644        20,163
3.6.5       OTHER OPERATING EXPENSES                                    (22,436)        (135,803)        (40,870)     (105,792)
3.6.6       EQUITY IN THE RESULTS OF  SUBSIDIARIES                       123,024          440,079          93,931       458,670
3.7         OPERATING INCOME                                             378,716        1,062,491         489,184       804,124
3.8         NON-OPERATING (EXPENSES)  INCOME                             (2,807)          (4,958)         (1,867)       (4,716)
3.8.1       INCOME                                                         2,648            3,267              69         1,973
3.8.2       EXPENSES                                                     (5,455)          (8,225)         (1,936)       (6,689)
3.9         INCOME BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION      375,909        1,057,533         487,317       799,408
3.10        INCOME TAX AND SOCIAL CONTRIBUTION                           (4,327)        (191,574)       (117,031)     (122,832)
3.11        DEFERRED INCOME TAXES                                       (85,909)         (30,288)        (15,495)      (16,592)
3.12        MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                0                0               0             0
3.12.1      REMUNERATION                                                       0                0               0             0
3.12.2      APPROPRIATIONS                                                     0                0               0             0



3.13        REVERSION OF INTERESTS ON STOCKHOLDERS' CAPITAL                    0          151,900               0             0
3.15        NET INCOME FOR THE PERIOD                                    285,673          987,571         354,791       659,984
            CAPITAL STOCK-QUANTITY (THOUSANDS)                         1,030,588        1,030,588       1,030,693     1,030,693
            EARNINGS PER SHARE                                           0,27719          0,95826         0,34423       0,64033
            LOSS PER SHARE                                                     -                -               -             -


(CONVENIENCE TRANSLATION INTO ENGLISH OF ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)



                        EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

1    OPERATIONS AND BACKGROUND

Aracruz Celulose S.A. ("Aracruz", "Company" or "Parent Company"), based in Aracruz, in the State of Espirito Santo, with plants located in the Brazilian States of Espirito Santo and Rio Grande do Sul, was founded in 1967 with the objective of producing and selling short-fiber wood pulp, obtained from eucalyptus timber extracted largely from the Company's own forests, with an installed production capacity of 2,400 thousand tons per annum.

The Company's operations are integrated with those of its subsidiaries, jointly-controlled and associated company which operate in: (i) in the distribution of products on the international market (Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading Hungary Commercial and Servicing Limited Liability Company ("Aracruz Trading Hungary Ltd.") and Riocell Trade Limited Partnership ("Riocell Trade")), (ii) port services (Portocel - Terminal Especializado de Barra do Riacho S.A.), (iii) in forestation and reforestation of eucalyptus trees, under an usufruct agreement with the Parent Company (Mucuri Agroflorestal S.A.), (iv) the manufacture of solid wood products (Aracruz Produtos de Madeira S.A.), (v) consulting services and international trading activities (Ara Pulp - Comercio de Importacao and Exportacao, Unipessoal Ltda.) and (vi) pulp production (Veracel Celulose S.A.).

Aracruz Celulose S.A. holds 50% of the capital of Veracel Celulose S.A. ("Veracel"). In May, 2003, Aracruz and Stora Enso disclosed their decision to construct the Veracel factory which will have an annual production capacity of 900 thousand tons of pulp, with a total investment of approximately US$ 1.25 billion. The plant began operating in May, 2005 and is expected to reach its full capacity in the first semester of 2006. The eucalyptus forests implementation plan of Veracel in the State of Bahia continues to expand.

Aracruz Celulose S.A. and Suzano Bahia Sul S.A. (previously denominated Bahia Sul Celulose S.A.) jointly own assets comprised of 40 thousand hectares of lands and planted forests acquired from FRDSA (Floresta do Rio Doce S.A.), located in Sao Mateus, state of Espirito Santo. For the acquisition of its individual share of such assets, Aracruz Celulose S.A. made a commitment to pay consideration of R$ 96.7 million from December 31 2002 through 2007. As of September 30, 2005 the outstanding balance is R$ 17,795 (recorded in current and long-term liabilities).


In 2003, Aracruz Celulose S.A. acquired control of Riocell S.A. for the amount of R$ 1,635,055 thousand, R$ 839,305 of which was goodwill. The goodwill was based on the market value of Riocell's assets, in the amount of R$ 276,422, and on the estimated future profitability of the business, in the amount of R$ 562,883. On January 7, 2004 Riocell S.A., located in the state of Rio Grande do Sul, was incorporated by Aracruz Celulose S.A (see Notes 10, 11 and 12). The incorporated plant produces mainly bleached eucalyptus cellulose and its current production capacity is 400,000 thousand tons of cellulose. The unit's forestry operations include 33 thousand hectares of eucalyptus trees.

In October, 2004, Aracruz Celulose S.A. sold 2/3 of its stock participation in the subsidiary Aracruz Produtos de Madeira S.A - A.P.M., for R$ 49.6 million, reporting a non-operating profit of R$ 12.2 million on the transaction. This sale sought to merge the company's production and sale of solid wood products into the operations of a strategic international partner.

2    FINANCIAL DISCLOSURES AND SIGNIFICANT ACCOUNTING PRINCIPLES

The financial statements have been prepared in conformity with accounting practices adopted in Brazil and with procedures determined by the Brazilian Securities Commission - CVM and Institute of Independent Accountants - IBRACON, of which the more significant are as follows:

a) Revenues arise from long-term contracts and from spot sales of pulp, and are recognized when the risk of ownership has passed to the customer. Other revenues, costs and expenses are reported on the accrual basis of accounting.

b) Inventories are stated at the lower of the average cost of purchase or production, and replacement of realizable values.

c) The other short and long-term assets are stated at the lower of cost value or at the realization value, including, when applicable, interest earned.

d) Permanent assets are carried at cost restated by government indices through December 31, 1995, combined with the following aspects: (i) investments in affiliated, jointly controlled and associated companies are recorded by the equity method, based on financial statements as of September 30, 2005; (ii) depreciation on a straight-line basis over the estimated useful lives of the related assets (Note 11); (iii) timber depletion computed on the cost of cultivation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs benefiting future harvests; (iv) goodwill arising on acquisition, attributed to the fixed assets and deferred assets upon incorporation of the respective subsidiary (Note 12 (i)); and (v) amortization of the deferred assets over the years that the benefits arising from them current are enjoyed (Note 12).

e) Short and long-term liabilities are stated at their known or estimated values, including accrued financial charges up to the date of report.

f) Preparation of the financial statements requires management to use estimates and judgments related to the recording and disclosure of assets and liabilities, including provisions necessary for losses on accounts receivable, provisions for losses on inventories, definition of useful lives of property, plant and equipment, amortization of pre-operating expenses and goodwill, provisions for contingent liabilities and recognition of revenues and expenses. Actual results may vary from estimates and judgments made by management.

g) The consolidated quarterly financial statements include the following subsidiaries, jointly-controlled and associated company, all as of the Company's financial reporting date:

                                                               Stakes held in
                                                                capital (%)
                                                               --------------
Aracruz Celulose S.A.                                                 -
Aracruz Trading S.A.                                                 100
Aracruz Trading Hungary Ltd.                                         100
Aracruz Celulose (USA), Inc.                                         100
Ara Pulp - Com. de Importacao e Exportacao, Unipessoal Ltda.         100
Riocell Trade                                                        100
Mucuri Agroflorestal S.A.                                            100
Portocel - Terminal Especializado de Barra do Riacho S.A.            51
Veracel Celulose S.A.                                                50

Aracruz Produtos de Madeira S.A.(*)                                 33.33

(*) As of September 30, 2004 Aracruz owned 100% of Aracruz Produtos de Madeira S.A. (Note 1) and, as a consequence, the subsidiary was consolidated. With the sale of 2/3 of the shares in that subsidiary, its consolidation was discontinued in November 2004.

The consolidation procedures for the balance sheet and the statements of income reflect the sum of the balances of assets, liabilities, income and expenses accounts, together with the following eliminations: (i) interests in capital, reserves and retained earnings or accumulated losses against investments, (ii) balances of intercompany current accounts and other assets and/ or liabilities,
(iii) effects of significant transactions, (iv) separate reporting of participation of minority shareholders in results and stockholders' equity of the controlled companies and (v) elimination of unrealized profits among the group Companies.

In accordance with Brazilian Securities Commission (CVM) Instruction 247/96, the Company proportionally consolidated its interest in Veracel Celulose S.A., given that it is jointly-controlled under the terms of the shareholders agreement.

Summary financial statements of the jointly-controlled company Veracel Celulose S.A., as proportionally consolidated by Aracruz, are as follows:


                                           9/30/2005           6/30/2005
                                           ---------           ---------
Cash and cash equivalents                        639              16,979
Inventories                                   69,910              35,683
Fixed assets                               1,566,561           1,515,288
Other assets                                 120,994              98,719
                                           ---------           ---------
                                           1,758,104           1,666,669
                                           =========           =========

Suppliers                                     43,831              57,390
Financings                                   891,931             830,419
Other liabilities                             16,112              13,132
Net equity                                   806,230             765,728
                                           ---------           ---------
                                           1,758,104           1,666,669
                                           =========           =========

                                           9/30/2005           6/30/2005
                                           ---------           ---------
Sales revenues, net (*)                       40,292               8,392
Gross profit                                   1,760               2,756
Operating profit (loss)                      (10,545 )            (1,109 )
Net income (loss) for the period              (7,551 )              (510 )

(*) These sales of the jointly-controlled company, consider sales of eucalyptus wood to the parent company, Aracruz Celulose S.A., for use as raw material in its production process. In the consolidated financial statements the cost of the wood acquired from Veracel by Aracruz is reported under cost of sales.

h) In order to improve the information provided to the market, the Company is presenting, as additional information, the Statement of Cash Flows and the Statement of Value Added.

    The Statement of Cash Flows was prepared in accordance with Pronouncement NPC-20, of the Brazilian Institute of Accountants - IBRACON, reflecting transactions involving cash and cash equivalents of the Company, other than for securities with maturities above 90 days. This statement is divided into operating, investing and financing activities.

    The Statement of Value Added prepared by the Company presents the result of the operations from the point of view of generation and distribution of value added, where the four main beneficiaries of the value generated by the activities of the Company are: employees, government, third party and shareholders' capital.


3 MARKETABLE SECURITIES

As of September 30 and June 30, 2005, marketable securities are mainly comprised of Certificates of Deposit denominated in United States dollars and in Reais, placed with non-Brazilian prime financial institutions, through its subsidiaries Aracruz Trading S.A., Aracruz Trading Hungary Ltd. and Ara Pulp - Comercio de Importacao e Exportacao, Unipessoal Ltda.

4 SHORT-TERM INVESTMENTS

As of September 30 and June 30, 2005, the Company held units in two exclusive private investment funds. The funds are comprised principally of Certificates of Deposit with prime financial institutions in Brazil, with final maturities ranging from October of 2005 and April, 2011. The securities included in the portfolio of the private investment funds have daily liquidity and are marked to market on a daily basis. The Company considers these investments as securities held for trading, with changes in the fair value reflected in results of operations.


5 ACCOUNTS RECEIVABLE - CLIENTS

                                                              PARENT COMPANY                    CONSOLIDATED

                                                  9/30/2005        6/30/2005       9/30/2005       6/30/2005

Domestic sales                                       15,968           14,687          15,968          14,687
Foreign sales
Subsidiaries                                         69,252          171,292
Exchange advances delivered                              (2 )        (59,700 )
Others                                                   32                          393,411         438,839
Allowance for doubtful accounts                                                       (7,765 )        (8,083 )

                                                     85,250          126,279         401,614         445,443

6 INVENTORIES

                                                              PARENT COMPANY                     CONSOLIDATED

                                                  9/30/2005        6/30/2005       9/30/2005        6/30/2005

Pulp - finished products
At the plants                                        52,942           32,852          85,351           43,719
Outside Brazil                                                                       171,000          193,055
Paper - finished products                             1,753            1,551           1,754            1,551
Raw materials                                        54,712           45,112          66,520           49,654
Maintenance supplies                                 88,187           87,974         113,116          107,246
Provision for obsolescence / market                    (424 )         (1,194 )          (424 )         (1,194 )
value adjustment
Others                                                  251              252           1,014            1,254

                                                    197,421          166,547         438,331          395,285

7 RELATED PARTIES

The transactions with related parties, such as sales of products, purchases of raw materials and services, are carried out at amounts and on terms similar to those applicable to transactions with unrelated parties. The financial transactions, such as current account advances and pre-payment contracts, bear effective interest rates that vary from 6.5% to 8% per annum plus exchange variation.

(a) SUBSIDIARY, JOINTLY-CONTROLLED AND ASSOCIATED COMPANIES

                                  ARACRUZ     ARACRUZ       VERACEL      MUCURI         PORTOCEL-      ARACRUZ
                                  TRADING     TRADING      CELULOSE   AGRO-FLORESTAL     TERMINAL   PRODUTOS
                              HUNGARY LTD        S.A.          S.A.        S.A.     ESPECIALIZADO   DE MADEIRA
                                                                                      DE BARRA DO          S.A
                                                                                      RIACHO S.A.
                           ---------------  ----------  ------------  ----------  ----------------  -----------

BALANCE SHEET

Current assets                     68,107       1,146         2,977                             3          423
Long-term assets                                                          4,155               385
Current liabilities               332,357                                                     575
Long-term liabilities           1,473,702


3RD QUARTER TRANSACTIONS


Sales revenues                    436,981      12,999                                                      691
Payments of port                                                                            2,659
services
Purchase of wood
Financial expenses                (62,494 )        46
(income), net




                                       TOTAL           TOTAL
                            -----------------  --------------
                                        2005            2005


                            -----------------  --------------

BALANCE SHEET                      SEPTEMBER            JUNE
                            -----------------  --------------

Current assets                        72,656         173,390
Long-term assets                       4,540           6,402
Current liabilities                  332,932         325,235
Long-term liabilities              1,473,702       1,568,025
                                        2005            2004

3RD QUARTER TRANSACTIONS           SEPTEMBER            JUNE
                            -----------------  --------------

Sales revenues                       450,671         653,430
Payments of port                       2,659           2,718
services
Purchase of wood                                      22,012
Financial expenses                   (62,448 )       112,468
(income), net







(b)  STOCKHOLDER AND AFFILIATED COMPANY

                               ---------------------------------------------------------------------------

                                                             STOCKHOLDER             AFFILIATED COMPANY
                               ------------------------------------------  -----------------------------
                                               BNDES - BANCO NACIONAL DE       CIA. DE NAVEGACAO NORSUL
                                      DESENVOLVIMENTO ECONOMICO E SOCIAL                                 -

                               ------------------------------------------  -----------------------------

BALANCE SHEET

Current liabilities                                              174,299
Long-term liabilities                                          1,018,982


3RD QUARTER TRANSACTIONS

Financial expense, net                                              (896 )
Freight expenses                                                                                  3,969


                                               CONSOLIDATED
                               -----------------------------



                                                      TOTAL
                               ----------------------------
                                       2005            2005
                               -------------  --------------

BALANCE SHEET                          9/30            6/30
                               -------------  --------------
Current liabilities                 174,299         174,508
Long-term liabilities             1,018,982         977,433
                                       2005            2004

3RD QUARTER TRANSACTIONS          SEPTEMBER            JUNE
                               -------------  --------------
Financial expense, net                 (896 )        10,007
Freight expenses                      3,969           4,340



8        TAX CREDITS AND EXPENSES ON INCOME TAX AND SOCIAL CONTRIBUTION

        (a) TAX CREDITS

                                                               PARENT COMPANY                       CONSOLIDATED
                                                      ----------------------------------   ----------------------------------


                                                            9/30/2005         6/30/2005         9/30/2005          6/30/2005
                                                      ----------------  ----------------   ---------------   ----------------
DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION:
Tax losses (iii)                                               35,870            35,870            45,825             43,260


Negative basis for social contribution on earnings              8,672             8,672            12,275             11,333
Temporary differences (i)                                    (184,168 )         (98,259 )        (181,446 )          (95,753 )
INCOME TAX RECOVERABLE/AVAILABLE FOR OFFSET:
Income tax and Social contribution on earnings -              117,485           117,485           117,597            117,500
prepaid by estimate
Income tax overpaid in previous years                          22,656                              22,656
Income tax withheld on securities                               3,456             3,541             8,568              8,570
Income tax to be withheld on securities                        22,835             9,253            22,885              9,294
Value-Added Tax on Sales and                                  261,356           370,588           278,686            382,303
Services - ICMS (ii)
         Valuation allowance of ICMS credits                 (254,797 )        (364,992 )        (257,970 )         (364,992 )
         Other sundry tax credits                              25,575            14,660            59,326             51,548
                                                      ----------------  ----------------   ---------------   ----------------

TOTAL                                                          58,940            96,818           128,402            163,063
                                                      ================  ================   ===============   ================

         PRESENTED AS:

         Short-term assets                                    192,007           144,939           233,515            183,553

         Long-term assets                                       6,559             5,596            18,233             20,670

         Long-term liabilities                               (139,626 )         (53,717 )        (123,346 )          (41,160 )

(i) The income tax and social contribution deferred on temporary differences are stated at net value. The principal temporary effect refers to the creditor effect of exchange variation calculated for the current year (system for calculating income tax and social contribution on a cash basis - exchange effects).

(ii) Since the promulgation of Federal Law number 87, on September 13, 1996, the Company's Espirito Santo plant has been accumulating ICMS (state Value Added Tax
- VAT) credits, resulting from its predominantly export activity. The Company has the legal right, not contested by the tax authorities, to claim those credits from the Espirito Santo State. However, in view of the financial difficulties of the state, the Company does not foresee recovery of the credits in the short-term. Based on these facts, the Company decided in 2002 to record a provision for losses of 100% of such ICMS credit balances then registered in the accounting books.




In September 2002, the Company filed a lawsuit against the State of Espirito Santo in order to be guaranteed the right to circulate the accumulated ICMS credits for acquisitions of goods used in the productive process of eucalyptus pulp.

In August 2005, the Company signed a Transaction Term with the Espirito Santo State Government, whereby it settled debts relating to the rate differential under litigation in the amount of R$ 133 million. Of this total, R$ 13 million have already been paid and R$ 120 million settled through offset with accumulated ICMS credits. In light of such offset, the amount of R$ 120 million was reverted from the provision for loss on ICMS credits.

The amount of R$ 7,559 in the Parent Company (R$ 20,716 in the consolidated) not covered by the provision for loss, refers to ICMS credits of the units at Guaiba
(RS) and Veracel (BA), in the consolidated, which management has been able to recover in the normal course of its operations.

(iii) Tax credits relating to the matters described in Notes 18 (e) and (f).

(b) INCOME TAX AND SOCIAL CONTRIBUTION IN THE STATEMENT OF OPERATIONS RESULT
FROM:

                                                                          PARENT COMPANY                    CONSOLIDATED
                                                                 --------------------------------  --------------------------------

                                                                      9/30/2005        9/30/2004        9/30/2005        9/30/2004
                                                                 ---------------  ---------------  ---------------  ---------------
INCOME BEFORE INCOME TAX, SOCIAL CONTRIBUTION AND MINORITY            1,057,533          799,408        1,077,238          793,933
INTEREST
                                                                 ===============  ===============  ===============  ===============

Income Tax and Social Contribution at enacted tax rate of 34%           359,561          271,799          366,261          269,937
Equity in results of subsidiaries/ results of subsidiaries             (146,202 )       (137,064 )       (135,833 )       (126,167 )
taxable with different enacted tax rates or non-taxable
Depreciation, amortization, depletion and disposals                       1,953            2,142            1,953            2,142
- Article 2 of Law number 8.200/91

         Contributions and donations                                        485            1.582              485            1.582

         Other effects of permanent differences                           6,065              965            6,230              939
                                                                 ---------------  ---------------  ---------------  ---------------

Income Tax and Social Contribution                                      221,862          139,424          239,096          148,433
                                                                 ===============  ===============  ===============  ===============

Current                                                                 191,574          122,832          215,841          135,528

Deferred                                                                 30,288           16,592           23,255           12,905


9        ADVANCES TO SUPPLIERS - FORESTRY PRODUCER PROGRAM

The Forestry Producer Program is a partnership with rural producers, initiated in 1990 in the State of Espirito Santo and expanded to other states, such as Bahia, Minas Gerais and Rio Grande do Sul. The Program encourages the planting of commercial forests of eucalyptus, in respect of which the Company provides technology, technical support, materials and financial resources, depending on the type of contract, in order to ensure supply of wood for pulp production. As of September 30, 2005 advances of financial and operational resources amounted to R$ 159,791 (R$ 151,016 as of June 30, 2005), which are recovered against the delivery of wood by the producers.


10       INVESTMENTS

 (a)     PARENT COMPANY


                                                     ------------ ------------- ------------- ------------------- -----------------
                                    PORTOCEL-
                               L TERMINAL ARACRUZ
                                                         ARACRUZ       ARACRUZ        MUCURI    ESPECIALIZADO DE       PRODUTOS DE
                                                         TRADING      CELULOSE  AGRO-FLORESTA    BARRA DO RIACHO      MADEIRA S.A.
                                                            S.A.    (USA) INC.          S.A.                S.A.              (IV)
                                                     ------------ ------------- ------------- ------------------- -----------------
IN SUBSIDIARIES, JOINTLY-CONTROLLED AND AFFILIATED
COMPANIES
Share in voting capital - %                               100.00        100.00        100.00               51.00             33.33
                                                     ============ ============= ============= =================== =================
INFORMATION AS OF SEPTEMBER 30, 2005
Subscribed and paid-in capital                               217           444        72,300               1,573           140,633
Shareholders' equity                                      18,143         9,321        70,175                 602            58,757
Net income (loss) for the quarter                          6,436       (2,769)                           (1,003)           (2,859)
                                                     ============ ============= ============= =================== =================
CHANGES IN INVESTMENT ACCOUNTS
At beginning of quarter                                   11,720        12,684        70,175                 819            17,308
Paying in of capital                                                                                                         3,230
Reduction of capital and distribution
of dividends at subsidiary
Equity pick-up (iii)                                       6,423       (3,363)                             (512)             (953)
                                                     ------------ ------------- ------------- ------------------- -----------------
                                                          18,143         9,321        70,175                 307            19,585
GOODWILL ON ACQUISITION OF INVESTMENT
AMORTIZATION/ALLOCATION THROUGH
INCORPORATION OF GOODWILL (II)
                                                     ============ ============= ============= =================== =================
                                                          18,143         9,321        70,175                 307            19.585
                                                     ============ ============= ============= =================== =================
OTHER INVESTMENTS

TOTAL




                                                     ------------- ------------- ------------- --------------
                                    PORTOCEL-
                               L TERMINAL ARACRUZ
                                                           VERACEL                     ARACRUZ
                                                          CELULOSE       RIOCELL       TRADING
                                                          S.A. (I)    TRADE (II)   HUNGARY LTD       ARA-PULP
                                                     -------------- ------------- ------------- --------------
IN SUBSIDIARIES, JOINTLY-CONTROLLED AND AFFILIATED
COMPANIES
Share in voting capital - %                                  50.00        100.00        100.00         100.00
                                                     ============== ============= ============= ==============
INFORMATION AS OF SEPTEMBER 30, 2005
Subscribed and paid-in capital                           1,676,471            49            44             26
Shareholders' equity                                     1,612,461         1,883       878,264        (3,218)
Net income (loss) for the quarter                         (15,102)         (224)       150,692          (407)
                                                     ============== ============= ============= ==============
CHANGES IN INVESTMENT ACCOUNTS
At beginning of quarter                                    756,727         2,227       784,304        (2,582)
Paying in of capital                                        48,054
Reduction of capital and distribution
of dividends at subsidiary
Equity pick-up (iii)                                       (7,551)         (344)       129,960          (636)
                                                     -------------- ------------- ------------- --------------
                                                           806,230         1,883       878,264        (3,218)
GOODWILL ON ACQUISITION OF INVESTMENT                       50,305
AMORTIZATION/ALLOCATION THROUGH
INCORPORATION OF GOODWILL (II)                            (37,987)
                                                     ============== ============= ============= ==============
                                                           818,548         1,883       878,264        (3,218)
                                                     ============== ============= ============= ==============
OTHER INVESTMENTS

TOTAL




                                                              2005           2004
                                                     ------------- --------------
                                    PORTOCEL-
                               L TERMINAL ARACRUZ


                                                             TOTAL          TOTAL
                                                      ------------- --------------
IN SUBSIDIARIES, JOINTLY-CONTROLLED AND AFFILIATED
COMPANIES
Share in voting capital - %

INFORMATION AS OF SEPTEMBER 30, 2005
Subscribed and paid-in capital
Shareholders' equity
Net income (loss) for the quarter

CHANGES IN INVESTMENT ACCOUNTS
At beginning of quarter                                  1,626,382      1,128,386
Paying in of capital                                        51,284        131,362
Reduction of capital and distribution
of dividends at subsidiary                                               (92,634)
Equity pick-up (iii)                                       123,024         93,931
                                                      ------------- --------------
                                                         1,800,690      1,261,045
GOODWILL ON ACQUISITION OF INVESTMENT                       50,305         50,305
AMORTIZATION/ALLOCATION THROUGH
INCORPORATION OF GOODWILL (II)                            (37,987)       (32,971)
                                                      ============= ==============
                                                         1,813,008      1,278,379
                                                      ============= ==============
OTHER INVESTMENTS                                            2,637            394
                                                      ------------- --------------
TOTAL                                                    1,815,645      1,278,773
                                                      ============= ==============

(b)      CONSOLIDATED

The balance of shares in affiliated and jointly-controlled companies in the consolidated financial statements, in the amount of R$ 22,162, represents Aracruz's share in the affiliated company Aracruz Produtos de Madeira S.A. and the portion of the goodwill of Veracel Celulose S.A. relating to estimated future profitability. The portion of the goodwill relating to the market value of the assets is allocated to property, plant and equipment in the consolidated financial statements (Veracel proportional consolidation).

(i) Under the capitalization plan of the jointly-controlled company Veracel Celulose S.A., during the third quarter of 2005, capital increases were made in the amount of R$ 48,054, in order to fund construction of the pulp production plant, as described in Note 1, and capital increase in Aracruz Produtos de Madeira S.A., in the amount of R$ 3,230.

The goodwill arising on the acquisition of Veracel Celulose S.A., in the total amount of R$ 50,305, was based on the market value of assets and on estimates of future profitability of the business, of which the amount of R$ 37,987 was amortized through September 30, 2005.

Goodwill attributable to assets is amortized based on the realization of the market value of such assets, whereas goodwill based on estimates of future profitability is amortized based on the utilization of planted eucalyptus areas. In the latter case, the amortization is appropriated to the cost of forest-growing and is recognized in income in the year in which the trees are felled.

(ii) After the process of incorporation of Riocell S.A. (Note 1), Riocell Trade (society of limited responsibility) became a direct investment of Aracruz Celulose S.A. accounted for under the equity method. The goodwill arising on the acquisition of Riocell S.A. was allocated principally to fixed assets, while the unallocated portion was transferred to deferred charges. Based on an appraisal report issued by independent appraisal experts, Management recalculated the amortization of the parcel of the goodwill paid on the acquisition of Riocell not allocated to fixed assets (recorded as deferred assets). As from January 1, 2005, the Company is using a 5 year period of recovery instead of the 10 years used until December 31, 2004. The effect of this change in the amortization period of the goodwill in the first nine months of 2005, in the amount of R$ 42,216 refers to the additional amortization expenses allocated to results.

(iii) Investments outside Brazil are translated at the current exchange rates and resulting exchange variances are recorded in "Equity Results of Subsidiaries".

(iv) As described in Note 1, in order to secure a new strategic partner for the production and sale of solid wood products, Aracruz Celulose S.A. sold 2/3 of its shares in Aracruz Produtos de Madeira S.A. for the cash price of R$ 49.6 million. The non-operational gain on this transaction was booked to the 2004 statements of income in the amount of R$ 12.2 million.

11       FIXED ASSETS

                                                                                                          2005             2005
                                                                                                     SEPTEMBER             JUNE
                                                      ANNUAL           COST       ACCUMULATED              NET              NET
                                                DEPRECIATION                     DEPRECIATION
                                                    RATE - %                       /DEPLETION
PARENT COMPANY
Lands                                                               592,056                            592,056          590,820
Industrial and forestry equipment                    4 to 25      4,171,412         1,863,734        2,307,678        2,330,954
Forests                                                  (*)        787,424            65,040          722,384          709,492
Buildings and improvements                          4 and 10        933,821           479,944          453,877          460,482
Data processing equipment                                 20         85,210            66,467           18,743           19,462
Administrative and other facilities             4, 10 and 20        164,434            66,659           97,775           99,593
Advances for projects in process                                     22,361                             22,361           35,039
Construction in progress                                            121,333                            121,333           77,200

Total Parent Company                                              6,878,051         2,541,844        4,336,207        4,323,042

SUBSIDIARIES AND INVESTMENT IN JOINTLY-CONTROLLED AND AFFILIATED COMPANIES

Lands                                                               156,363                            156,363          149,822
Industrial and forestry equipment                    4 to 20        971,092            24,825          946,267          722,549
Forests                                                  (*)        148,742            34,563          114,179          110,573
Buildings and improvements                          4 and 10        200,126             7,776          192,350          165,982
Data processing equipment                                 20          3,342             1,247            2,095            2,103
Administrative and other facilities             4, 10 and 20         10,567             3,035            7,532            7,565
Advances for projects in process                                     17,587                             17,587           98,463
Construction in progress                                            148,688                            148,688          273,214

Total consolidated                                                8,534,558         2,613,290        5,921,268        5,853,313

(*) Depleted as per criterion described in Note 2 (d)

Depreciation and depletion for the three-month periods ended September 30, 2005 and 2004 have been allocated as follows:

                                                                                                  3RD QT. 2005     3RD QT. 2004

Production and forestry costs                                                                          101,460           98,760
Operating expenses                                                                                       1,370            1,356

PARENT COMPANY                                                                                         102,830          100,116

Production and forestry costs                                                                           20,977            4,297
Operating expenses                                                                                         123              132

CONSOLIDATED                                                                                           123,930          104,545


12       DEFERRED CHARGES

                                                                          AMORTIZATION                2005                2005
                                                                               (YEARS)
PARENT COMPANY:                                                                                  SEPTEMBER                JUNE

Pre-operating expenses                                                              10              25,885              25,885
Administrative and product development                                         3 to 10                 133                 133
Riocell S.A. goodwill - Incorporation (ii)                                    5 and 10             562,883             562,883
                                                                                                   588,901             588,901

Accumulated amortization                                                                          (159,830   )        (131,041   )

TOTAL PARENT COMPANY                                                                               429,071             457,860


SUBSIDIARIES, JOINTLY-CONTROLLED AND AFFILIATED COMPANIES:

Forests (i)                                                                                         94,465              94,465
Others                                                                                                 107                 107

                                                                                                    94,572              94,572
Accumulated amortization                                                                           (27,757   )         (25,395   )

                                                                                                    66,815              69,177

TOTAL CONSOLIDATED                                                                                 495,886             527,037


Amortization expenses in the third quarter of 2005 and 2004 were allocated as follows:

                                                                                              3RD QT. 2005        3RD QT. 2004

Production and forestry costs                                                                          645                 645
Operating expenses                                                                                  28,143              14,072

PARENT COMPANY                                                                                      28,788              14,717

Production and forestry costs                                                                        2,362               2,051

CONSOLIDATED                                                                                        31,150              16,768

(i) Amortization of the forestry deferred costs is proportional to the exhaustion of the planted areas of eucalyptus.

(ii) As described in Note 10 (b (ii)), the Company changed the amortization period of goodwill in 2005 to 5 years, instead of the 10 year period used until December 31, 2004.


13       LOANS AND FINANCINGS

                                                                                  PARENT COMPANY                 CONSOLIDATED
                                                          % ANNUAL     9/30/2005       6/30/2005     9/30/2005      6/30/2005
                                                          INTEREST
Local currency
Loans indexed to Long-Term Interest Rate (TJLP)       7.8 to 12.79       435,833         461,229       914,342        905,786
Loans indexed to basket of currencies                9.38 to 10.44        70,719          80,023       278,939        246,101
Loans indexed to other currencies                             8.75         6,636           1,505         8,863          5,690

Foreign currency (U.S. Dollar)
Loans linked to securitization of export receivables  5.98 to 7.05                                   1,654,408      1,792,256
International Finance Corporation (IFC)                       6.37       113,214         117,832       113,214        117,832


Advances on export contracts / prepayment             3.30 to 5.69       799,280         810,456       800,352        870,156
Import financing                                      2.89 to 7.08        17,927          18,728        17,927         18,728
Other loans / financings                              2.52 to 5.48                                     201,905        215,600

Total loans and financings                                             1,443,609       1,489,773     3,989,950      4,172,149

Current portion (including accrued interest)                            (456,194 )      (349,747 )    (794,705 )     (717,570 )

Long-term maturities

2006                                                                      82,715         134,993       173,505        323,896
2007                                                                     425,907         469,723       868,610        921,505
2008                                                                     256,626         303,996       701,343        757,229
2009 to 2015                                                             222,167         231,314     1,451,787      1,451,949
                                                                         987,415       1,140,026     3,195,245      3,454,579


(a) LOANS FROM BNDES (STOCKHOLDER)

As of September 30, 2005, Aracruz Celulose S.A. (Parent Company) had outstanding loans in the amount of R$ 506,552 (R$ 541,252 as of June 30, 2005), mainly with its stockholder BNDES - National Bank for Economic and Social Development, bearing interest at annual rates ranging from 7.8% and 9.3%, to be amortized in the period from 2005 to 2009.

Regarding the jointly-controlled subsidiary Veracel Celulose S.A., financing underway with BNDES as of September 30, 2005 amounted to R$ 686,729 (June 30, 2005 - R$ 610,635), subject to interest rates varying between 8.29% and 10.79%, to be amortized from June of 2006 to February, 2014. The above amounts refer to the 50% share held by Aracruz Celulose in Veracel.

The BNDES loans have mortgages, in various degrees, on the Espirito Santo plant, and on land and forests and with a statutory lien on the machines and equipment being financed.


(b) INTERNATIONAL FINANCE CORPORATION (IFC)

As of September 30, 2005, the Company had a US$ 50 million loan agreement with the International Finance Corporation (IFC), the private sector line of the World Bank Group. The loan bears interest of 6.37% p.a., to be amortized between 2007 and 2014.

(c) OPERATION FOR SECURITIZATION OF EXPORT RECEIVABLES

In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a Special Purpose Entity (SPE) under which such entity received and advanced to the Company of US$ 250 million, as an issuance of Senior Secured Export Notes. In August 2003, a second tranche of Senior Secured Export Notes was issued, in the amount of US$ 400 million under the same securitization program established in February 2002. In May 2004, a third tranche of Senior Secured Export Notes was issued, in the amount of US$ 175 million under the same securitization program. In return, the Company securitizes the financing by selling to the SPE 95% of its current and future export accounts receivables. In June 2003 this obligation was reduced to 80% of such receivables. In February 2004, Aracruz Trading Hungary Ltd. was included in the securitization program, in addition to Aracruz Trading S.A.. Each month the collections in excess of contractual funding requirements are transferred to Aracruz Trading S.A. and Aracruz Trading Hungary Ltd.

For its part, Aracruz Celulose S.A. (parent company) agreed to produce, sell and deliver pulp to Aracruz Trading S.A. and to Aracruz Trading Hungary Ltd. in sufficient amounts to ensure that the resulting receivables sold to the SPE are enough to satisfy the programmed payments of principal and interest of the notes payable.

The table below summarizes the terms and conditions of the three tranches under the securitization programs:

                                                                                            Outstanding balance
                        Original credit            Annual
Issue                    US$ Thousands      interest rate     Final due date          9/30/2005       6/30/2005

February 2002                      250,000          5.984   February 2009               379,930         431,251
August 2003                        400,000          7.048   September 2011              876,791         940,160
May 2004                           175,000          6.361   May 2012                    388,885         411,320

                                   825,000                                            1,645,606       1,782,731

14     FINANCIAL INSTRUMENTS

(a)       RISK MANAGEMENT

Aracruz Celulose S.A. and its subsidiaries/ jointly-controlled company operate internationally and are exposed to market risks from changes in foreign exchange rates and interest rates.

The exposure of the Company to liabilities denominated in U.S. Dollars does not represent risk from an economic and financial point of view, given that exchange variances arising from the future settlement in local currency of foreign currency denominated liabilities are offset by exchange variances in the opposite direction arising from operating income, as almost all sales are exported.

Derivative financial instruments also are used by the management of the Company to mitigate the exchange and interest risks.

(b)      MARKET VALUE

The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market value amounts.

The estimated market values of the Company's financial instruments as of September 30, 2005 can be summarized as follows:

                                                                 PARENT COMPANY                    CONSOLIDATED

                                                           BOOK          MARKET            BOOK          MARKET
   ASSETS
Cash and cash equivalents                                 1,095           1,095          49,369          49,369
Marketable securities                                    17,072          17,072         203,786         203,786
Short- and long-term investments                      1,166,910       1,166,910       1,166,910       1,166,910

   LIABILITIES
Short- and long-term financing                        1,443,609       1,443,609       3,989,950       4,039,853
(interest included)


Market values of financial assets and short and long-term financing, were determined by using current interest rates for operations with similar terms, conditions and maturities.

(c)       FINANCIAL DERIVATIVES

The position of financial derivatives as of September 30, 2005 is represented by 1,480 forward operations involving dollars through the Brazilian Futures Market (BM&F), in the amount of R$ 164 million (US$ 74 million), and Euros with foreign financial institutions (through its subsidiary Ara Pulp - Comercio de Importacao e Exportacao, Unipessoal Ltda.), in the net amount of R$ 11.2 million ((euro)
4.2 million or US$ 5.0 million), with maturities in October 2005.


15     STOCKHOLDERS' EQUITY

(a) CAPITAL AND RESERVE

As of September 30 and June 30, 2005, the authorized capital is of R$ 2,450,000 and the subscribed and paid-in capital is of R$ 1,854,507, represented by 1,032,554 thousand register shares, without par value, comprising 455,391 thousand common shares, 38,022 thousand (2004 - 38,022 thousand) Class A preferred shares and 539,141 thousand (2004 - 539,141 thousand) Class B preferred shares. The Class A stock may be converted into Class B stock at any time.

The market values of the ordinary and preferential Class A and B shares, based on the last quotation prior to the closing date of the quarterly financial information as of September 30, 2005 were R$ 7.99, R$ 8.30 and R$ 9.00 per share, respectively.

In accordance with the Company's By-laws, preferred shares do not vest voting rights, but have priority on return of capital in the event of liquidation of the Company. Class A preferred shares are assured a minimum annual dividend proportional to 6% of their share of capital. Class B preferred shares are entitled to a dividend equivalent to that paid to the common shares, but without priority. However, in order to comply with Law No. 9.457 of May 5, 1997, management decided to pay Class B preferred shares a dividend that is 10% higher than that paid to the common shares, as from the year 1997.

(b)      DIVIDENDS AND INTEREST ON STOCKHOLDERS' EQUITY

The Company's By-laws assures to the stockholders a minimum annual dividend equivalent to 25% of the Parent Company's net income, adjusted by any increases or decreases in the reserves, as defined in corporate legislation.

As permitted by Law No. 9.249, of December 26, 1995, the Company opted, during 2005, to pay interest on stockholders' equity to the shareholders. This is calculated on the reported shareholders' equity and is limited to the daily variation of Long-Term Interest Rate - TJLP, and amounted to R$ 151,900 (including withholding income tax in the amount of R$ 25,665).

Based on the Company's capacity for operational generation of cash, management proposed to the General Assembly of Shareholders held April 29, 2005, payment of dividends in the amount of R$ 150,000 thousand (in addition to the interest on shareholders' equity), equivalent to R$ 151.62 per lot of one thousand Class A and B preferred shares and R$ 137.83 per lot of one thousand common shares.

The Company intends to continue making payments by way of interest on stockholders' equity, according to the same criteria adopted in the year 2004.

(c)      TREASURY STOCKS

In a meeting held June 3, 2005, the Council of Administration of Aracruz Celulose S.A., in accordance with the item XIV of Article 16 of the Company's By-laws and with items 1 and 8 of CVM Instruction number 10, of February 14, 1980, authorized the management to purchase treasury stock issued by the Company to the limit of 15,000,000 Class A and Class B preferred shares. The Company intends to cancel treasury stock subsequently, without reduction of the capital stock subscribed.

As of September 30, 2005, the Company held 483 thousand ordinary shares and 1,483 thousand Class B preferred shares in treasury stock, for which the market value was R$ 7.99 and R$ 9.00, respectively, per lot of one thousand shares.


16     EMPLOYEE POST-RETIREMENT BENEFIT PLANS

ARUS (Aracruz Social Security Pension Fund) is a private pension fund, which operates in the form of a multisponsor fund, on a non-profit basis. In September 1998, the previously existing pension plan was substituted by a defined contribution system for retirement (Arus Retirement Plan).

Should the sponsor withdraw from the Retirement Plan, the sponsor's commitment made under CPC resolution number 06/88, is totally covered by the assets of the Defined Contribution Plan.


17     INSURANCE COVERAGE

In view of the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Based on systematic risk analyses, together with modern insurance techniques, the Company purchases insurance coverage in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

As of September 30 and June 30, 2005, the Company's assets were insured against losses for a total amount of approximately R$ 1,500,000, corresponding to the maximum limit of compensation per event.

18     CONTINGENCIES

The Company's accounting records and operations are subject to assessment by the tax authorities and possible notices related to further payments of taxes and contributions over different expiration dates in compliance with the applicable legislation.

The juridical situation of Aracruz Celulose S.A. and subsidiaries, jointly-controlled and associated companies includes labor, civil and tax suits. Based on the representation of external legal attorneys, Management understands that the appropriate directions and judicial steps made in each situation are enough to preserve the stockholders' equity of the Parent Company, without additional provisions for loss on contingencies besides the amount recorded as of September 30, 2005.

(a)       LABOR CLAIMS

The most significant labor claims are in respect of inflation indexes and economical plans.

In a suit claiming additional compensation for alleged hazardous conditions at the plant, the Labor Court of the municipal county of Aracruz has agreed to part of the claims of the employees, as represented by their Labor Union. The Company has appealed against the decision.

As of September 30, 2005, the Parent Company maintained provisions in the approximate amounts of R$ 34,966, to cover possible unfavorable decisions, as well as judicial deposits in the amount of R$ 14,894 (consolidated R$ 36,466 of provisions for contingencies and R$ 19,845 of judicial deposits). Additionally, the Company is answering to labor actions, in the amount of R$ 16,000, which the legal attorney's opinion of loss is considered possible.

(b) NATIONAL INSTITUTE FOR SOCIAL SECURITY - INSS `

In March 1997, the Company received assessments by the National Institute of Social Security - INSS relating principally to accommodation allowances. The inspectors took the view that symbolic rentals were charged with the objective of reducing salary costs, thus constituting indirect salary benefits (remuneration in kind) and, consequently, resulted in underpayment of tax on the salaries in kind. The Company filed a defense requesting the cancellation of such assessments, which amount to approximately R$ 16,000.

As of September 30, 2005, the Company's judicial deposits amounted to approximately R$ 17,000; however, based on the advice of its legal counsel, indicating the possibility of a favorable judgment in this case, no provision has been established for any unfavorable decisions.

(c)       PIS/COFINS

The Company disagrees with the legitimacy of the claim for these taxes and filed an injunction against the changes in the bases for calculation of PIS and COFINS, as well as the increase in the COFINS rate, imposed by Law number 9.718/98. A preliminary injunction was favorable to the Company on April 5, 1999. Due to unfavorable court decisions to other taxpayers in similar lawsuits, on August 29, 2003, the Company decided to withdraw part of claims filed, and chose to adhere to the PAES program - special payment in installments of R$ 56,241 - created by Law number 10.684/2003, and maintained only the claims regarding exchange differences. The remaining amount, related to the period of February 1999 to September 2003, amounts to approximately R$ 145,000, already adjusted to current price levels based on Brazil's best rate (SELIC), which is appropriately reflected in the financial statements under provision for contingencies under long-term liabilities.

(d) SOCIAL CONTRIBUTION ON NET INCOME - NON-INCIDENCE ON EXPORT REVENUES

In September 2002, the Company obtained a Court order that give it the right not to pay Social Contribution on profits generated by export sales from January 2002, as well as the right to recognize the amounts of tax credits previously offset in this regard, adjusted by Brazil's best rate (SELIC), in the amount of R$ 175,471, for which it maintains a provision booked under long-term liabilities.

(e) INCOME TAX - DEDUCTIBILITY OF SOCIAL CONTRIBUTION ON THE NET PROFIT

On June 29, 2005, the Company received a tax assessment notice relating to the deductibility of the social contribution in the calculation basis of income tax for 2000 and 2001. The existing provision was increased by R$ 3.6 million, resulting in a final provision of R$ 38 million.

In July 2005, in view of the positioning of the jurisprudence, the Company decided to collect the litigated value, after recalculating the taxable income, totaling R$ 24.4 million, but still maintaining the lawsuit.

The Company has a legal action, in which the suspension of the enforceable tributary liability has not yet been granted.

(f) INCOME TAX AND SOCIAL CONTRIBUTION - OFFSETTING OF TAX LOSSES

On June 29, 2005, the Company received a tax assessment notice relating to the offsetting of tax losses for 2000 and 2001, as well as relating to 2000 year regarding tax losses generated during the period in which the Company took advantage of the BEFIEX tax benefit program. The provision set up as of September 30, 2005, amounts to R$ 105.2 million.

The Company has obtained a judicial decision suspending the limitation on the use of tax credits relating to the full offset of tax losses and negative basis of social contribution.

(g)       OTHER

The Company maintains based on its legal attorney's opinion, a provision for fiscal contingencies in the total approximate amount of R$ 32,000. For those contingencies, the Company also maintains judicial deposits of approximately R$ 14,000.

19     FISCAL INCENTIVES - ADENE

Being Aracruz located within the geographic area of ADENE (Agency for the Development of the Northeast) and Decree number 4.213, of April 16, 2002, recognizes the pulp and paper sector as a priority in the development of the region, the Company claimed and granted the right by the Federal Revenue Service in December, 2002 of the right to use the benefit from reductions in corporate income tax and non-refundable surcharges on adjusted operating profits for plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012).

On January 9, 2004, the Company was notified by ADENE of its decision to cancel the fiscal benefits to which the Company had been entitled. Subsequently, through Decree number 065/04, of March 11, 2004 ADENE nullified this notification, agreeing with the arguments of the Company.

During 2004, notifications with the objective of annulling the related tax benefits were issued by ADENE. The latest one that ratified the tax benefit cancellation was issued on December 29, 2004 - Decree number 159.

Subsequently, on January 3, 2005, the Company appealed to the National Integration Ministry, Minister in charge of ADENE, complaining the tax benefit incentive maintenance and the repeal of ADENE's decision. Through notification number 150/05 of February 18, 2005, ADENE denied this latest legal recourse made by the Company's management.

On February 28, 2005, in connection with the nulling acts issued by ADENE in 2004, the Company received tax authorities notification requiring Aracruz to present, within a period of 5 days, documents, accounting records and explanations for fiscal years 2002 to 2004 in respect of the tax benefit incentive calculated by the Company during the related period.

In March, 2005, Aracruz formally requested the cancellation of the tax inquiry of February 28, 2005 as well as a 60-day postponement of such tax inquiry requirements.

In May 2005, the Company filed a new appeal, aimed at protecting itself from new acts issued by ADENE. A new preliminary injunction was issued in August, 2005.

Company's management, based on the advice of external legal counsel, believes that ADENE's decision does not invalidate the benefits recorded (R$ 142,858 on December 31, 2004, credited to the "Capital reserve" account). Thus, no provisions for loss were booked for the amounts of the benefits recognized through those dates.



Starting January 2005 the Company has not been recognizing this benefit in the calculation of income taxes payable, as it had previously done in prior years.


20 RECONCILIATION OF SHAREHOLDERS' EQUITY AND RESULTS OF OPERATIONS - PARENT COMPANY AND CONSOLIDATED

                                                                2005               2005

STOCKHOLDERS' EQUITY                                       SEPTEMBER               JUNE

Stockholders' Equity - Parent Company                      4,345,015          4,040,826

Unrealized profit                                            (93,775 )         (111,676 )
Unrealized shipping expenses                                  21,332             22,320
Income tax and social contribution on unrealized profits      24,630             30,381

Stockholders' Equity - Consolidated                        4,297,202          3,981,851


RESULTS OF OPERATIONS FOR THE 3RD QUARTER                       2005               2004

                                                             3RD QT.            3RD QT.

Net Income for the 3rd Quarter - Parent Company              285,673            354,791

Unrealized shipping expenses                                    (988 )           (7,121 )
Unrealized profit                                             17,901             27,405
Income tax and social contribution on unrealized profits      (5,751 )           (6,896 )

Net Income for the 3rd Quarter - Consolidated                296,835            368,179


21     COMMITMENTS

(a)    SUPPLY OF CHEMICAL PRODUCTS

Long-term contracts have been entered into between Aracruz Celulose S.A. and Canadianoxy Chemicals Holdings Ltd. (presently Nexen Brasil Quimica Ltda.) in December 1999 and May 2002, for supply of chemical products to

Aracruz Celulose S.A. These contracts include clauses for their suspension and cancellation in line with market practices (e.g. Force Majeure), as well as performance incentive clauses, such as sharing of productivity gains, preferred customer pricing and take-or-pay terms, in which the Parent Company assumes an obligation to acquire volumes of chemical products which are conservatively projected for six years beginning as of the date of the contract. Any balances of purchases that exceed quantities used in one year's production will be offset against purchases in following years.


(b)        WOOD SUPPLY

The Company entered into a loan agreement with Suzano Bahia Sul S.A. to obtain a loan of 1,900 thousand m(3) of eucalyptus wood, which was received by June 2005 and for which a provision in the amount of R$ 18,018 was set up, based on the current costs of forest cultivation. The agreement establishes that the equivalent volume must be returned in similar operating conditions between 2006 and 2008.

(c)    INDIAN COMMUNITIES - TERMS OF SETTLEMENT

In the first semester of 1998, the "Terms of Conduct Agreement" was signed, in accordance with paragraph 6 of Article 5 of Law number 7.347/85, in which the Indian communities recognized as legitimate the Ministry of Justice Rulings numbers 193, 194 and 195, all of March 6, 1998, which established the expansion of their reserves by 2,571 hectares of land belonging to the Company. In addition, the Company also committed to give financial assistance to the Indians in social, agricultural, educational, housing and health projects, up to an amount of approximately R$ 13,500 (historical amount), restated monthly based on the variation of the higher of the IGP-M or IPC indices, or their substitutes. The total of this financial assistance is to be paid over a period of 20 years, conditioned to the accomplishment of certain obligations by the Indian Communities.

Should the Indian Communities default on their obligations, after being duly notified by the Ministry of Land Policy and Agricultural Development, the Company will be free from the obligations imposed by the "Terms of Conduct Agreement". In accordance with these terms, as of September 30, 2005, the accumulated amount that the Company has donated to the Associations of the Indian Communities was R$ 9,597.


(d)       GUARANTEES

As of September 30, 2005, the Company had provided the following guarantees to other subsidiaries and jointly-controlled subsidiary, as follows:

              Aracruz Trading Hungary Ltd.              1,654,408
              Veracel Celulose S.A.                       891,931
                                            ----------------------
              Total                                     2,546,339
                                            ======================
                                            ======================


SUPPLEMENTARY INFORMATION

1     STATEMENT OF CASH FLOWS

                                                                      PARENT COMPANY                  CONSOLIDATED
                                                                         3RD QUARTER                   3RD QUARTER
                                                               -------------------------------------------------------
                                                                   2005            2004            2005          2004
                                                               ---------        ---------       ---------    ---------
OPERATING ACTIVITIES
NET INCOME FOR THE PERIOD                                        285,673         354,791         296,835       368,179




Adjustments to reconcile net income with cash
Flow provided by operating activities:
Depreciation, amortization and depletion                         131,618         114,833         155,080       121,313
Equity in results of subsidiaries                               (123,024 )       (93,931 )           953
Deferred income tax and social contribution                       85,909          15,495          87,936        22,307
Monetary and exchange variations                                (150,050 )      (252,181 )      (136,914 )    (250,938 )
Fiscal incentives - ADENE                                         19,352          27,701          19,352        27,701
Provision for contingencies, net                                 (10,599 )        40,241          (8,190 )      40,241
Provision (reversion) for loses in tax credits                  (110,195 )        15,978        (108,007 )      15,978
Realization of goodwill                                            1,494           1,938           1,494         1,938
Residual value of fixed assets disposed off                        1,250             (25 )         1,415           (28 )

DECREASE (INCREASE) IN ASSETS
Debt securities                                                  (46,315 )       (31,311 )       (46,315 )     (31,311 )
Accounts receivable                                               32,409          30,350           5,655       (39,527 )
Inventories                                                      (30,874 )        13,003         (43,046 )      19,003
Recoverable taxes                                                 62,164         (25,071 )        54,430       (27,937 )
Others                                                             2,211          (6,016 )        (1,502 )      (6,279 )

INCREASE (DECREASE) IN LIABILITIES
Suppliers                                                          2,192          (6,515 )       (12,213 )      (3,944 )
Loans from related parties (interest included)                    15,362         (41,346 )
Interest on loans and financings                                   4,510           4,679           4,757         5,394
Income tax and social contribution                               (45,739 )        59,418         (42,544 )      60,521
Provisions for litigation and contingencies                         (145 )          (659 )          (145 )        (160 )
Others                                                           (14,215 )         6,059          (6,280 )       9,191
                                                               ---------        ---------       ---------    ---------
CASH PROVIDED BY OPERATING ACTIVITIES                            112,988         227,431         222,751       331,642
                                                               ---------        ---------       ---------    ---------


                                                                   PARENT COMPANY                  CONSOLIDATED
                                                                      3RD QUARTER                   3RD QUARTER
                                                         -------------------------------------------------------------
                                                              2005              2004            2005          2004
                                                         -----------          ---------       ---------     ----------
INVESTING ACTIVITIES

Short- and long-term investments                              94,740           (58,072 )        94,740          (58,072 )
Permanent assets:
Investments                                                  (51,284 )        (131,362 )
Capital reduction                                                               92,634
Capital increase at affiliated company                                                          (3,230 )
Fixed assets                                                (118,225 )         (92,535 )      (194,315 )       (323,897 )
Deferred charges                                                                                                 (4,774 )
Sale of fixed assets                                             982                25             976               28

CASH USED IN (PROVIDED BY) INVESTING                         (73,787 )        (189,310 )      (101,829 )       (386,715 )
ACTIVITIES

FINANCING ACTIVITIES
Loans and financings:




Additions                                                    539,778           684,453         649,118          851,459
Payments                                                    (537,211 )        (711,704 )      (667,743 )       (766,956 )
Treasury stock                                                  (836 )                            (836 )
Dividends/interest on shareholders' equity                   (25,194 )              (4 )       (25,194 )             (4 )

CASH PROVIDED BY (USED IN) FINANCING                         (23,463 )         (27,255 )       (44,655 )         84,499
ACTIVITIES

EFFECTS OF EXCHANGE VARIATION ON CASH                                                           (9,976 )        (14,980 )
AND CASH EQUIVALENTS

NET INCREASE (DECREASE) IN CASH AND CASH                      15,738            10,866          66,291           14,446
EQUIVALENTS

Cash and cash equivalents, beginning of                        2,429               883         186,864          229,149
the period

Cash and cash equivalents, end of the period                  18,167            11,749         253,155          243,595


2   STATEMENT OF VALUE ADDED

                                                                   PARENT COMPANY                  CONSOLIDATED
                                                                      3RD QUARTER                   3RD QUARTER
                                                         -------------------------------------------------------------
                                                              2005              2004            2005          2004
                                                         -----------          ---------       ---------     ----------
INCOME                                                       498,222           712,356         793,874          894,386

INPUTS ACQUIRED FROM THIRD PARTIES                          (100,986 )        (338,183 )      (185,231 )       (392,150 )

GROSS VALUE ADDED                                            397,236           374,173         608,643          502,236

RETENTIONS
Depreciation, amortization and depletion                    (131,618 )        (114,833 )      (155,080 )       (121,313 )

NET VALUE ADDED GENERATED                                    265,618           259,340         453,563          380,923

TRANSFERS RECEIVED
Financial income - including monetary and                     81,496            (1,751 )        56,693           (7,940 )
exchange variations
Equity in results of subsidiaries                            123,024            93,931            (953 )

                                                             204,520            92,180          55,740           (7,940 )

AMOUNT OF VALUE ADDED AVAILABLE FOR DISTRIBUTION             470,138           351,520         509,303          372,983


DISTRIBUTION OF VALUE ADDED

GOVERNMENT AND COMMUNITY
Taxes and contributions                                      218,201           161,690         233,816          170,187




Support, sponsorship and donations                             2,399             5,669           3,054            5,678


EMPLOYEES                                                     52,173            45,193          64,901           49,709

INTEREST ON THIRD PARTY CAPITAL
Financial expenses                                           (88,308 )        (215,823 )       (89,304 )       (220,770


INCOME WITHHELD                                              285,673           354,791         296,836          368,179

TOTAL DISTRIBUTED AND WITHHELD                               470,138           351,520         509,303          372,983



                                                 * * * * *


(CONVENIENCE TRANSLATION INTO ENGLISH OF ORIGINAL PREVIOUSLY ISSUED IN
PORTUGUESE)

The Company presented consolidated net income of R$ 296,835 for the third quarter of 2005, compared with consolidated net income of R$ 368,179 in the same quarter of 2004. The difference in the results reflects mainly the effects revaluation of the Real on assets and liabilities held in United States dollars and the decrease in sales volume in 2005, partially offset by higher prices.


1.      OPERATING ACTIVITIES

COMMERCIAL PERFORMANCE

Pulp sales in the third quarter of 2005 reached 548 thousand tons (consolidated
- 614 thousand tons), reflecting an increase of 3% in relation to the same quarter of the previous year, being 98% destined to foreign markets. The net average price in the third quarter of 2005 was US$ 360/t (consolidated - US$ 509/t), reflecting a decrease of 8% (consolidated - increase of 8%) in relation to the price of US$ 374/t (consolidated - US$ 473/t) in the same quarter of 2004.


OPERATIONAL PERFORMANCE

In the third quarter, the Company's pulp production reached 601 thousand tons, 3% higher than the same quarter of 2004. The unit cost of production in the quarter ended September 30, 2005 was 9% lower than the same period of the previous year, caused mainly by the decrease in the wood costs supplied by third parties, lower volume of purchased wood and lower maintenance costs in 2005.



PARENT COMPANY


  COST ANALYSIS

  R$ / TON                                       3RD QT. 2005      3RD QT. 2004
                                                 ------------      ------------

  Cost of Sales (*)                                  618                 675
  Selling Expenses                                    25                 18
  Administrative Expenses                             36                 32
  Other Operating Expenses (Revenues) (**)            23                 50

  TOTAL                                              702                 775

  PRODUCTION COST (R$/TON)                           548                 605

                                                   547,720             633,828
  TONS SOLD

  TONS PRODUCED                                    600,820             583,214


   (*) Contemplates inventory average cost, plus insurance and freight costs of
     R$ 66/ton (2004 - R$ 80/ton).
   (**) Does not include Monetary / Exchange Variations and Financial Income /
     Expenses / Equity

2.      FINANCIAL LIABILITY EVOLUTION


  PARENT COMPANY

  IN THOUSANDS OF REAIS


  GROSS DEBT                            3RD QT. 2005              2ND QT. 2005
                                        ------------              ------------
  Local currency                            442,469                  462,734

  Foreign currency                        1,001,140                1,027,039


  Cash and cash equivalents (*)           1,185,077                1,217,764
                                        ------------              ------------

    NET DEBT                                258,532                  272,009




  CONSOLIDATED

  IN THOUSANDS OF REAIS

  GROSS DEBT                            3RD QT. 2005              2ND QT. 2005

  Local currency                            923,205                   911,476

  Foreign currency                        3.066.745                 3.260.673



  Cash and cash equivalents (*)           1,420,065                 1,402,199
                                        ------------              ------------

    NET DEBT                              2,569,885                 2,769,950
                                       =============              ============


(*) Includes Marketable Securities.

3.   OPERATING INVESTMENTS

Investments in the third quarter of 2005 amounted to R$ 118.2 million (consolidated - R$ 194.3 million), compared with R$ 92.5 million (consolidated - R$ 328.7 million) in the same quarter of the previous year. The investments were mainly allocated to the industrial area (R$ 69.2 million), Veracel project (R$
74.7 million), forestry (R$ 41 million), forestry projects (R$ 3.4 million) and other investments (R$ 6 million), in consolidated figures.





                                    * * * * *

06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$


1 - CODE    2 - DESCRIPTION                                         3 - DATE - 09/30/2005   4 - DATE - 06/30/2005
1           TOTAL ASSETS                                                          9,305,688              9,189,015
1.1         CURRENT ASSETS                                                        2,581,832              2,509,427
1.1.1       CASH AND CASH EQUIVALENTS                                                49,369                 58,156
1.1.2       CREDITS                                                                 701,321                695,733
1.1.2.1     ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP                               401,614                445,443
1.1.2.2     ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER                               23,108                 27,007
1.1.2.3     ACCOUNTS RECEIVABLE FROM CUSTOMERS - SAWED WOOD                               0                      0
1.1.2.4     ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS                               5,107                  8,246
1.1.2.5     EMPLOYEES                                                                 8,982                  6,942
1.1.2.6     SUPPLIERS                                                                12,631                 16,254
1.1.2.7     TAXES                                                                   233,515                183,553
1.1.2.8     OTHERS                                                                   16,364                  8,288
1.1.3       INVENTORIES                                                             438,331                395,285
1.1.3.1     SUPPLIES                                                                112,692                106,822
1.1.3.2     RAW MATERIALS                                                            66,520                 48,884
1.1.3.3     FINISHED GOODS                                                          257,931                238,325
1.1.3.4     PRODUCTS IN PROCESS                                                           0                      0
1.1.3.5     OTHERS                                                                    1,188                  1,254
1.1.4       OTHERS                                                                1,392,811              1,360,253
1.1.4.1     DEBT SECURITIES                                                       1,162,660              1,211,085
1.1.4.2.    FINANCIAL APPLICATION                                                   203,786                128,708
1.1.4.3     PREPAID EXPENSES                                                         26,355                 20,450
1.1.4.4     FIXED ASSETS AVAILABLE FOR SALE                                               0                      0




1.1.4.5     RETENTIONS ON FINANCING CONTRACTS                                             0                      0
1.1.4.6     OTHERS                                                                       10                     10

06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$


1 - CODE     2 - DESCRIPTION                                        3 - DATE - 09/30/2005   4 - DATE - 06/30/2005
1.2          LONG-TERM ASSETS                                                       281,883                 275,040
1.2.1        CREDITS                                                                218,582                 207,201
1.2.1.1      SUPPLIERS                                                              172,273                 162,926
1.2.1.2      TAXES                                                                   18,233                  20,670
1.2.1.3      OTHERS                                                                  28,076                  23,605
1.2.2        ACCOUNTS RECEIVABLE - RELATED PARTIES                                        0                   3,188
1.2.2.1      FROM AFFILIATES                                                              0                       0
1.2.2.2      FROM SUBSIDIARIES                                                            0                   3,188
1.2.2.3      OTHER COMPANIES                                                              0                       0
1.2.3        OTHERS                                                                  63,301                  64,651
1.2.3.1      DEBT SECURITIES                                                          4,250                   4,250
1.2.3.2      ESCROW DEPOSITS                                                         51,399                  50,215
1.2.3.3      RETENTIONS ON FINANCING CONTRACTS                                            0                       0
1.2.3.4      OTHERS                                                                   7,652                  10,186
1.3          FIXED ASSETS                                                         6,441,973               6,404,548
1.3.1        INVESTMENTS                                                             24,819                  24,198
1.3.1.1      IN AFFILIATES                                                           19,585                  17,308
1.3.1.2      IN SUBSIDIARIES                                                          2,576                   4,070
1.3.1.3      OTHER COMPANIES                                                          2,658                   2,820
1.3.2        PROPERTY, PLANT AND EQUIPMENT                                        5,921,268               5,853,313
1.3.2.1      LAND                                                                   748,419                 740,642
1.3.2.2      BUILDINGS                                                              646,227                 626,464
1.3.2.3      MACHINERY AND EQUIPMENT                                              3,253,945               3,053,503
1.3.2.4      FORESTS                                                                836,563                 820,065
1.3.2.5      CONSTRUCTION IN PROGRESS                                               309,969                 483,916
1.3.2.6      OTHERS                                                                 126,145                 128,723
1.3.3        DEFERRED ASSETS                                                        495,886                 527,037
1.3.3.1      INDUSTRIAL                                                               6,909                   7,553
1.3.3.2      FORESTS                                                                      0                       0
1.3.3.3      ADMINISTRATIVE                                                               0                       0
1.3.3.4      GOODWILL ARISING ON ACQUISITION OF ENTITIES                            422,162                 450,307
1.3.3.5      OTHERS                                                                  66,815                  69,177




06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$


1 - CODE        2 - DESCRIPTION                                     3 - DATE - 09/30/2005   4 - DATE - 06/30/2005
2               TOTAL LIABILITIES                                                 9,305,688              9,189,015
2.1             CURRENT LIABILITIES                                               1,103,864              1,114,799
2.1.1           LOANS AND FINANCING                                                 794,705                717,570
2.1.2           DEBENTURES                                                                0                      0
2.1.3           SUPPLIERS                                                           150,190                163,116
2.1.4           TAXES                                                                94,210                133,220
2.1.5           DIVIDENDS PAYABLE                                                     2,500                 27,694
2.1.6           PROVISIONS                                                           43,115                 35,141
2.1.6.1         VACATION AND 13th  SALARY                                            26,645                 24,583
2.1.6.2         PROFIT SHARING                                                       16,470                 10,558
2.1.7           LOANS FROM RELATED PARTIES                                                0                      0
2.1.8           OTHERS                                                               19,144                 38,058
2.1.8.1         PROPOSED DIVIDENDS                                                        0                      0
2.1.8.2         OTHERS                                                               19,144                 38,058
2.2             LONG-TERM LIABILITIES                                             3,904,327              4,091,578
2.2.1           LOANS AND FINANCING                                               3,195,245              3,454,579
2.2.2           DEBENTURES                                                                0                      0
2.2.3           PROVISIONS                                                          627,335                553,484
2.2.3.1         LABOR CONTINGENCIES                                                  36,873                 35,580
2.2.3.2         TAX CONTINGENCIES                                                   467,116                476,744
2.2.3.3         INCOME TAX AND SOCIAL CONTRIBUTION ON TEMPORARY                     123,346                 41,160
                DIFERENCES
2.2.4           LOANS FROM RELATED PARTIES                                                0                      0
2.2.5           OTHERS                                                               81,747                 83,515
2.2.5.1         SUPPLIERS                                                            28,050                 28,204
2.2.5.2         OTHERS                                                               53,697                 55,311
2.3             DEFERRED INCOME                                                           0                      0
2.4             MINORITY INTEREST                                                       295                    787





06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$


1 - CODE        2 - DESCRIPTION                                     3 - DATE - 09/30/2005   4 - DATE - 06/30/2005
2.5             STOCKHOLDER'S EQUITY                                              4,297,202              3,981,851
2.5.1           PAID-IN CAPITAL                                                   1,854,507              1,854,507
2.5.1.1         COMMON STOCK                                                        783,599                783,599
2.5.1.2         PREFERRED STOCK                                                   1,070,908              1,070,908
2.5.2           CAPITAL RESERVES                                                    162,210                142,858
2.5.3           REVALUATION RESERVE                                                       0                      0
2.5.3.1         OWN ASSETS                                                                0                      0
2.5.3.2         SUBSIDIARIES / AFFILIATES                                                 0                      0
2.5.4           REVENUE RESERVES                                                  1,492,627              1,493,463
2.5.4.1         LEGAL                                                               222,160                222,160
2.5.4.2         STATUTORY                                                                 0                      0
2.5.4.3         FOR CONTINGENCIES                                                         0                      0
2.5.4.4         UNREALIZED INCOME                                                         0                      0
2.5.4.5         FOR INVESTMENTS                                                   1,279,453              1,279,453
2.5.4.6         SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                                     0                      0
2.5.4.7         OTHER UNREALIZED INCOME                                             (8,986)                (8,150)
2.5.4.7.1       TREASURY STOCK                                                      (8,986)                (8,150)
2.5.5           RETAINED EARNINGS                                                   787,858                491,023

      1 - CODE     2 - DESCRIPTION                                              3 - FROM : 07/01/2005    4 - FROM : 01/01/2005
                                                                                    TO :  09/30/2005         TO :  09/30/2004
      3.1          GROSS SALES AND SERVICES  REVENUE                                          893,414              2,728,469
      3.2          SALES TAXES AND OTHER DEDUCTIONS                                         (106,162)              (337,896)
      3.3          NET SALES REVENUE                                                          787,252              2,390,573
      3.4          COST OF GOODS SOLD                                                       (447,526)            (1,281,561)
      3.5          GROSS PROFIT                                                               339,726              1,109,012
      3.6          OPERATING (EXPENSES) INCOME                                                 58,364               (26,580)
      3.6.1        SELLING                                                                   (37,541)              (117,775)
      3.6.2        GENERAL AND ADMINISTRATIVE                                                (27,515)               (74,190)
      3.6.3        FINANCIAL                                                                  142,273                283,069
      3.6.3.1      FINANCIAL INCOME                                                            56,694                161,859
      3.6.3.2      FINANCIAL EXPENSES                                                          85,579                121,210
      3.6.4        OTHER OPERATING INCOME                                                      11,244                 32,804
      3.6.5        OTHER OPERATING EXPENSES                                                  (29,144)              (148,233)
      3.6.6        EQUITY IN THE RESULTS OF  SUBSIDIARIES                                       (953)                (2,255)
      3.7          OPERATING INCOME                                                           398,090              1,082,432
      3.8          NON-OPERATING (EXPENSES)  INCOME                                           (2,890)                (5,194)
      3.8.1        INCOME                                                                       2,953                  3,443
      3.8.2        EXPENSES                                                                   (5,843)                (8,637)
      3.9          INCOME BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION                    395,200              1,077,238
      3.10         INCOME TAX AND SOCIAL CONTRIBUTION                                        (10,921)              (215,841)
      3.11         DEFERRED INCOME TAXES                                                     (87,936)               (23,255)
      3.12         MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                              0                      0
      3.12.1       PARTICIPATIONS                                                                   0                      0
      3.12.2       REMUNERATION                                                                     0                      0
        3.13         REVERSION OF INTERESTS ON STOCKHOLDERS' CAPITAL                                0                151,900
      3.14         MINORITY INTEREST                                                              492                    484
      3.15         NET INCOME FOR THE PERIOD                                                  296,835                990,526

                   CAPITAL STOCK-QUANTITY (THOUSANDS)                                       1,030,588              1,030,588
                   EARNINGS PER SHARE                                                         0,28802                0,96113
                   LOSS PER SHARE                                                                   -                      -

[TABLE BREAK]

      1 - CODE     2 - DESCRIPTION                                              5 - FROM : 07/01/2004   6 - FROM : 01/01/2004
                                                                                    TO :  09/30/2004         TO :  09/30/2005
      3.1          GROSS SALES AND SERVICES  REVENUE                                      1,018,215               2,846,938
      3.2          SALES TAXES AND OTHER DEDUCTIONS                                       (131,959)               (329,944)
      3.3          NET SALES REVENUE                                                        886,256               2,516,994
      3.4          COST OF GOODS SOLD                                                     (476,419)             (1,297,646)
      3.5          GROSS PROFIT                                                             409,837               1,219,348
      3.6          OPERATING (EXPENSES) INCOME                                              100,599               (420,629)
      3.6.1        SELLING                                                                 (41,616)               (130,157)
      3.6.2        GENERAL AND ADMINISTRATIVE                                              (23,022)                (71,863)
      3.6.3        FINANCIAL                                                                201,013               (122,400)
      3.6.3.1      FINANCIAL INCOME                                                         (7,941)                 118,489
      3.6.3.2      FINANCIAL EXPENSES                                                       208,954               (240,889)
      3.6.4        OTHER OPERATING INCOME                                                     8,778                  21,058
      3.6.5        OTHER OPERATING EXPENSES                                                (44,554)               (117,267)
      3.6.6        EQUITY IN THE RESULTS OF  SUBSIDIARIES                                         0                       0
      3.7          OPERATING INCOME                                                         510,436                 798,719
      3.8          NON-OPERATING (EXPENSES)  INCOME                                         (1,872)                 (4,786)
      3.8.1        INCOME                                                                        65                   1,918
      3.8.2        EXPENSES                                                                 (1,937)                 (6,704)
      3.9          INCOME BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION                  508,564                 793,933
      3.10         INCOME TAX AND SOCIAL CONTRIBUTION                                     (118,144)               (135,528)
      3.11         DEFERRED INCOME TAXES                                                   (22,307)                (12,905)
      3.12         MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                            0                       0




      3.12.1       PARTICIPATIONS                                                                 0                       0
      3.12.2       REMUNERATION                                                                   0                       0
        3.13         REVERSION OF INTERESTS ON STOCKHOLDERS' CAPITAL                              0                       0
      3.14         MINORITY INTEREST                                                             66                    (75)
      3.15         NET INCOME FOR THE PERIOD                                                368,179                 645,425

                   CAPITAL STOCK-QUANTITY (THOUSANDS)                                     1,030,693               1,030,693
                   EARNINGS PER SHARE                                                       0,35722                 0,62620
                   LOSS PER SHARE                                                                 -                       -




(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The consolidated Performance comments for this quarter were disclosed together with Aracruz Celulose S.A.'s (Controlling Company) performance comments, group 05.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The comments related to investments were disclosed in note 3 group 05. (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

STOCK POSITION OF STOCKHOLDERS WITH MORE THAN 5% OF VOTING STOCKS

In order to be in compliance with the best practices of Corporate Governance (Level 1), we disclose below, the stock positions as of September 30, 2005:

PARENT COMPANY:
ARACRUZ CELULOSE S.A.                                   CNPJ: 42.15.511/0001-61


----------------------------------------------------------------------------------------------------------------------
              STOCKHOLDERS                                                     STOCKS
                                           ---------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                           ---------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             THOUSAND                  THOUSAND                   THOUSAND
----------------------------------------------------------------------------------------------------------------------
Newark Financial Inc.                           127,507      28.0       -            -           127,507         12.3
Arainvest Participacoes S.A.                    127,507      28.0        27,737         4.8      155,244         15.1
Arapar S.A.                                     127,495      28.0       -            -           127,495         12.3
Lorentzen Empreendimentos                            12      0.00       -            -                12         0.00
BNDES Participacoes S.A.                         56,881      12.5        42,915         7.4       99,796          9.7
Treasury stock                                      483       0.1         1,483         0.3        1,966          0.2
Others                                           15,506       3.4       505,028        87.5      520,534         50.4

TOTAL                                           455,391    100.00       577,163      100.00    1,032,554       100.00


SHARE CAPITAL OF MAJORITY STOCKHOLDERS (FROM CONTROLLING COMPANIES TO INDIVIDUAL STOCKHOLDERS)

PARENT COMPANY:
NEWARK FINANCIAL INC.


----------------------------------------------------------------------------------------------------------------------
              STOCKHOLDERS                                                     STOCKS
                                           ---------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                           ---------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UTILITIES                 UTILITIES                  UTILITIES
----------------------------------------------------------------------------------------------------------------------

VCP Exportadora e Participacoes S.A.            50,000      100.00        -            -            50,000       100.00
TOTAL                                           50,000      100.00        -            -            50,000       100.00





PARENT COMPANY:
VCP EXPORTADORA E PARTICIPACOES S.A.                                 CNPJ: 04.200.557/0001-27


----------------------------------------------------------------------------------------------------------------------
              STOCKHOLDERS                                                     STOCKS
                                           ---------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                           ---------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UTILITIES                 UTILITIES                  UTILITIES
----------------------------------------------------------------------------------------------------------------------
Votorantim Celulose e Papel S.A.            133,958,695     100.00       -            -         133,958,695     100.00
TOTAL                                       133,958,695     100.00       -            -         133,958,695     100.00


PARENT COMPANY:
VOTORANTIM CELULOSE E PAPEL S.A     CNPJ: 60.643.228/0001-21



----------------------------------------------------------------------------------------------------------------------
              STOCKHOLDERS                                                     STOCKS
                                           ---------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                           ---------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UTILITIES                 UTILITIES                  UTILITIES
----------------------------------------------------------------------------------------------------------------------
Nova HPI Participacoes Ltda.                 11,679,604     11.05                -         -       11,679,604      6.10
Votorantim PArticipacoes S.A.                94,022,846     88.95                3                 94,022,849     49.07
Others                                                -         -       84,829,544     98.74       84,829,544     44.27
Treasury stocks                                       2         -        1,081,499      1.26        1,081,501      0.56
TOTAL                                       105,702,452    100.00       85,911,046    100.00          191,613    100.00


PARENT COMPANY:
NOVA HPI PARTICIPACOES LTDA.        CNPJ: 65.785.669/0001-81


----------------------------------------------------------------------------------------------------------------------
              STOCKHOLDERS                                                     STOCKS
                                           ---------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                           ---------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UTILITIES                 UTILITIES                  UTILITIES
----------------------------------------------------------------------------------------------------------------------
Votorantim Participacoes S.A.               7,212,408       100.00        -            -        7,212,408       100.00
Hejoassu Administracao Ltda.                        1         0.00        -            -                1         0.00
TOTAL                                       7,212,409       100.00        -            -        7,212,409       100.00


PARENT COMPANY:
VOTORANTIM PARTICIPACOES S.A.       CNPJ: 61.082.582/0001-97


---------------------------------------------------------------------------------------------------------------------------
               STOCKHOLDERS                                                   STOCKS
                                               ----------------------------------------------------------------------------
                                                      COMMON                   PREFERRED                    TOTAL
                                               ----------------------------------------------------------------------------
                                                 QUANTITY         %         QUANTITY        %         QUANTITY         %
                                                  UNITIES                    UNITIES                   UNITIES
                                               ----------------------------------------------------------------------------
  Hejoassu Administracao Ltda.                 4,039,553,777    98.16                -       -      4,039,553,777    98.16
  Jose Ermirio de Moraes Filho - Espolio          19,026,623     0.46                -       -         19,026,623     0.46




  Antonio Ermirio de Moraes                       19,026,623     0.46                -       -         19,026,623     0.46
  Ermirio Pereira de Moraes                       19,026,623     0.46                -       -         19,026,623     0.46
  Maria Helena Moraes Scripilliti                 19,026,623     0.46                -       -         19,026,623     0.46
  TOTAL                                        4,115,660,269   100.00                -       -      4,115,660,269   100.00


PARENT COMPANY:
HEJOASSU ADMINISTRACAO LTDA.        CNPJ: 61.194.148/0001-07


---------------------------------------------------------------------------------------------------------------------------
               STOCKHOLDERS                                                   STOCKS
                                               ----------------------------------------------------------------------------
                                                      COMMON                   PREFERRED                    TOTAL
                                               ----------------------------------------------------------------------------
                                                 QUANTITY         %         QUANTITY        %         QUANTITY         %
                                                  UNITIES                    UNITIES                   UNITIES
                                               ----------------------------------------------------------------------------
Jose Ermirio de Moraes Filho - Espolio              400,000     25.00                -        -           400,000    25.00
AEM Participacoes S.A.                              400,000     25.00                -        -           400,000    25.00
ERMAN  Participacoes S.A.                           400,000     25.00                -        -           400,000    25.00
MRC Participacoes S.A.                              400,000     25.00                -        -           400,000    25.00
TOTAL                                             1,600,000    100.00                -        -         1,600,000   100.00


PARENT COMPANY:
AEM PARTICIPACOES S.A.     CNPJ: 05.062.403/0001-89


---------------------------------------------------------------------------------------------------------------------------
               STOCKHOLDERS                                                   STOCKS
                                               ----------------------------------------------------------------------------
                                                            COMMON                   PREFERRED                    TOTAL
                                               ----------------------------------------------------------------------------
                                                     QUANTITY         %         QUANTITY        %         QUANTITY         %
                                                     UNITIES                    UNITIES                   UNITIES
                                               ----------------------------------------------------------------------------
  Antonio Ermirio de Moraes                          684,729,100     100.00           -         -       684,729,100    100.00
  JEMF Participacoes S.A.                                      -          -         300     33.33               300      0.00
  ERMAN Participacoes S.A.                                     -          -         300     33.33               300      0.00
  MRC Participacoes S.A.                                       -          -         300     33.34               300      0.00
  TOTAL                                              684,729,100     100.00         900    100.00       684,730,000    100.00


PARENT COMPANY:
ERMAN PARTICIPACOES S.A.   CNPJ: 05.062.376/0001-44

---------------------------------------------------------------------------------------------------------------------------
               STOCKHOLDERS                                                   STOCKS
                                               ----------------------------------------------------------------------------
                                                      COMMON                   PREFERRED                    TOTAL
                                               ----------------------------------------------------------------------------
                                                 QUANTITY         %         QUANTITY        %         QUANTITY         %
                                                  UNITIES                    UNITIES                   UNITIES
                                               ----------------------------------------------------------------------------
Ermirio Pereira de Moraes                       684,729,100     100.00              -          -       684,729,100    100.00
JEMF Participacoes S.A.                                   -          -            300      33.33               300      0.00
AEM Participacoes S.A.                                    -          -            300      33.33               300      0.00
MRC Participacoes S.A.                                    -          -            300      33.34               300      0.00
TOTAL                                           684,729,100     100.00            900     100.00       684,730,000    100.00


PARENT COMPANY:
MRC PARTICIPACOES S.A.     CNPJ: 05.062.355/0001-29

---------------------------------------------------------------------------------------------------------------------------
               STOCKHOLDERS                                                   STOCKS
                                               ----------------------------------------------------------------------------
                                                      COMMON                   PREFERRED                    TOTAL
                                               ----------------------------------------------------------------------------
                                                 QUANTITY         %         QUANTITY        %         QUANTITY         %
                                                  UNITIES                    UNITIES                   UNITIES
                                               ----------------------------------------------------------------------------
Maria Helena de Moraes S. Noschese                684,729,100    100.00             -          -      684,729,100   100.00
JEMF  Participacoes S.A.                                    -         -           300      33.33              300     0.00
AEM  Participacoes S.A.                                     -         -           300      33.33              300     0.00
ERMAN  Participacoes S.A.                                   -         -           300      33.34              300     0.00
TOTAL                                             684,729,100    100.00           900     100.00      684,730,000   100.00




PARENT COMPANY:
JEMF PARTICIPACOES S.A.    CNPJ: 05.062.394/0001-26

---------------------------------------------------------------------------------------------------------------------------
               STOCKHOLDERS                                                   STOCKS
                                               ----------------------------------------------------------------------------
                                                      COMMON                   PREFERRED                    TOTAL
                                               ----------------------------------------------------------------------------
                                                 QUANTITY         %         QUANTITY        %         QUANTITY         %
                                                  UNITIES                    UNITIES                   UNITIES
                                               ----------------------------------------------------------------------------
    Jose Ermirio de Moraes Neto                    3,500       33.33             -           -           3,500      33.30
    Jose Roberto Ermirio de Moraes                 3,500       33.34             -           -           3,500      33.30
    Neide Helena de Moraes                         3,500       33.33             -           -           3,500      33.30
    AEM  Participacoes S.A.                            -           -             4       33.33               4       0.03
    ERMAN  Participacoes S.A.                          -           -             4       33.34               4       0.04
    MRC Participacoes S.A.                             -           -             4       33.33               4       0.03
    TOTAL                                         10,500      100.00            12      100.00          10,512     100.00




PARENT COMPANY:
ARAINVEST PARTICIPACOES S.A.        CNPJ: 06.139.408/0001-25

---------------------------------------------------------------------------------------------------------------------------
               STOCKHOLDERS                                                   STOCKS
                                               ----------------------------------------------------------------------------
                                                      COMMON                   PREFERRED                    TOTAL
                                               ----------------------------------------------------------------------------
                                                 QUANTITY         %         QUANTITY        %         QUANTITY         %
                                                  UNITIES                    UNITIES                   UNITIES
                                               ----------------------------------------------------------------------------
Joseph Yacoub Safra                               85,990       49.99         21,489      49.98          107,479      49.99
Moise Yacoub Safra                                85,990       49.99         21,489      49.98          107,479      49.99
Others                                                 4        0.02             18       0.04               22       0.02
TOTAL                                            171,984      100.00         42,996     100.00          214,980     100.00


PARENT COMPANY:
ARAPAR S.A.       CNPJ: 29.282.803/0001-68


---------------------------------------------------------------------------------------------------------------------------
               STOCKHOLDERS                                                   STOCKS
                                               ----------------------------------------------------------------------------
                                                      COMMON                   PREFERRED                    TOTAL
                                               ----------------------------------------------------------------------------
                                                 QUANTITY         %         QUANTITY        %         QUANTITY         %
                                                  UNITIES                    UNITIES                   UNITIES
                                               ----------------------------------------------------------------------------
Lorenpar S.A.                                  747,051,991      80.00                -       -        747,051,991    80.00
ESL Empreendimentos S.A.                       186,762,998      20.00                -       -        186,762,998    20.00
TOTAL                                          933,814,989     100.00                -       -        933,814,989   100.00


PARENT COMPANY:
LORENPAR S.A.     CNPJ: 29.302.148/0001-62

---------------------------------------------------------------------------------------------------------------------------
               STOCKHOLDERS                                                   STOCKS
                                               ----------------------------------------------------------------------------
                                                      COMMON                   PREFERRED                    TOTAL
                                               ----------------------------------------------------------------------------
                                                 QUANTITY         %         QUANTITY        %         QUANTITY         %
                                                  UNITIES                    UNITIES                   UNITIES
                                               ----------------------------------------------------------------------------
Sao Teofilo Participacoes S.A.                     90,380,739     12.12     403,461,411     54.12       493,842,150     33.12
Lorentzen Empreendimentos S.A.                    498,297,043     66.84      40,350,858      5.41       538,647,901     36.13
ESL Empreendimentos S.A.                          130,802,258     17.55     249,164,178     33.42       379,966,436     25.48
Others                                             26,002,496      3.49      52,506,089      7.05        78,508,585      5.27
TOTAL                                             745,482,536    100.00     745,482,536    100.00     1,490,965,072    100.00




PARENT COMPANY:
LORENTZEN EMPREENDIMENTOS S.A.      CNPJ: 33.107.533/0001-26

---------------------------------------------------------------------------------------------------------------------------
               STOCKHOLDERS                                                   STOCKS
                                          ---------------------------------------------------------------------------------
                                                    COMMON                   PREFERRED                    TOTAL
                                          ---------------------------------------------------------------------------------
                                             QUANTITY         %         QUANTITY        %         QUANTITY         %
                                              UNITIES                    UNITIES                   UNITIES
                                          --------------------------------------------------------------------------------
Nobrasa Empreendimentos S.A                 46,876,917       60.88                 -         -         46,876,917    30.74
Oivind Harald Lorentzen                      9,674,206       12.56         4,461,078      5.91         14,135,284     9.27
Bravest Holding S.A.                         4,921,097        6.39        24,702,697     32.71         29,623,794    19.42
Per Arne Lorentzen - Espolio                 2,506,222        3.25        16,612,193     22.00         19,118,415    12.54
Nebra Participacoes S.A.                     9,178,630       11.92         3,732,352      4.94         12,910,982     8.47
Others                                       3,837,843        5.00        26,003,911     34.44         29,841,754    19.56
TOTAL                                       76,994,915      100.00        75,512,231    100.00        152,507,146   100.00


PARENT COMPANY:
NOBRASA EMPREENDIMENTOS S.A.        CNPJ: 30.927.925/0001-43

---------------------------------------------------------------------------------------------------------------------------
               STOCKHOLDERS                                                   STOCKS
                                               ----------------------------------------------------------------------------
                                                      COMMON                   PREFERRED                    TOTAL
                                               ----------------------------------------------------------------------------
                                                 QUANTITY         %         QUANTITY        %         QUANTITY         %
                                                  UNITIES                    UNITIES                   UNITIES
                                               ----------------------------------------------------------------------------
Erling Sven Lorentzen                           77,115,802      97.40                -       -         77,115,802    97.40
Others                                           2,055,210       2.60                -       -          2,055,210     2.60
TOTAL                                           79,171,012     100.00                -       -         79,171,012   100.00


PARENT COMPANY:
NEBRA PARTICIPACOES S.A.   CNPJ: 04.418.550/0001-86

---------------------------------------------------------------------------------------------------------------------------
               STOCKHOLDERS                                                   STOCKS
                                               ----------------------------------------------------------------------------
                                                      COMMON                   PREFERRED                    TOTAL
                                               ----------------------------------------------------------------------------
                                                 QUANTITY         %         QUANTITY        %         QUANTITY         %
                                                  UNITIES                    UNITIES                   UNITIES
                                               ----------------------------------------------------------------------------
New Era Development Co. Ltd.                    10,586,189      99.99                -       -         10,586,189    99.99
Others                                                 100       0.01                -       -                100     0.01
TOTAL                                           10,586,289     100.00                -       -         10,586,289   100.00


PARENT COMPANY:
BRAVEST HOLDING  S.A.      CNPJ: 05.721.440/0001-51

---------------------------------------------------------------------------------------------------------------------------
               STOCKHOLDERS                                                   STOCKS
                                               ----------------------------------------------------------------------------
                                                      COMMON                   PREFERRED                    TOTAL
                                               ----------------------------------------------------------------------------
                                                 QUANTITY         %         QUANTITY        %         QUANTITY         %
                                                  UNITIES                    UNITIES                   UNITIES
                                               ----------------------------------------------------------------------------
Harald Ragnar Lie                              1,230,275       25.00      6,175,674      25.00          7,405,949    25.00
Ole Ragnar Lie                                 1,230,275       25.00      6,175,674      25.00          7,405,949    25.00
Einar Ragnar Lie                               1,230,274       25.00      6,175,674      25.00          7,405,948    25.00
Oivind Ragnar Lie                              1,230,274       25.00      6,175,674      25.00          7,405,948    25.00
TOTAL                                          4,921,098      100.00     24,702,696     100.00         29,623,794   100.00




PARENT COMPANY:
ESL EMPREENDIMENTOS S.A.                                             CNPJ: 06.088.097/0001-12

---------------------------------------------------------------------------------------------------------------------------
               STOCKHOLDERS                                                   STOCKS
                                               ----------------------------------------------------------------------------
                                                      COMMON                   PREFERRED                    TOTAL
                                               ----------------------------------------------------------------------------
                                                 QUANTITY         %         QUANTITY        %         QUANTITY         %
                                                  UNITIES                    UNITIES                   UNITIES
                                               ----------------------------------------------------------------------------
Nobrasa Empreendimentos S.A.                   25,500,000      51.00       20,299,994       40.60      45,799,994       45.80
Sao Teofilo Repres. Paticipacoes Ltda          24,500,000      49.00       29,699,996       59.40      54,199,996       54.20
TOTAL                                          50,000,000      100.00      50,000,000      100.00     100,000,000      100.00


PARENT COMPANY:
SAO TEOFILO REPRES. PARTICIPACOES LTDA                               CNPJ: 03.214.652/0001-17

---------------------------------------------------------------------------------------------------------------------------
               STOCKHOLDERS                                                   STOCKS
                                               ----------------------------------------------------------------------------
                                                      COMMON                   PREFERRED                    TOTAL
                                               ----------------------------------------------------------------------------
                                                 QUANTITY         %         QUANTITY        %         QUANTITY         %
                                                  UNITIES                    UNITIES                   UNITIES
                                               ----------------------------------------------------------------------------
Caminho Editorial Ltda                        14,962,154        49.44       2,033,046      6.74       16,995,200      28.13
Nalbra S LLC                                  15,130,464        50.00       8,509,948      28.22      23,640,412      39.13
Others                                           168,310         0.56      19,614,086      65.04      19,782,396      32.74
TOTAL                                         30,260,928       100.00      30,157,080     100.00      60,418,008     100.00


PARENT COMPANY:
CAMINHO EDITORIAL LTDA     CNPJ: 54.089.495/0001-04

---------------------------------------------------------------------------------------------------------------------------
               STOCKHOLDERS                                                   STOCKS
                                               ----------------------------------------------------------------------------
                                                      COMMON                   PREFERRED                    TOTAL
                                               ----------------------------------------------------------------------------
                                                 QUANTITY         %         QUANTITY        %         QUANTITY         %
                                                  UNITIES                    UNITIES                   UNITIES
                                               ----------------------------------------------------------------------------
Brasil Warrant Admin. Bes e Empresas Ltda        90,080,543     90.61            -          -        90,080,543      90.61
Others                                            9,340,157      9.39            -          -         9,340,157       9.39
TOTAL                                            99,420,700    100.00            -          -        99,420,700     100.00


PARENT COMPANY:
BRASIL WARRANT ADMIN. BENS E EMPRESAS LTDA  CNPJ: 33.744.277/0001-88

---------------------------------------------------------------------------------------------------------------------------
               STOCKHOLDERS                                                   STOCKS
                                               ----------------------------------------------------------------------------
                                                      COMMON                   PREFERRED                    TOTAL
                                               ----------------------------------------------------------------------------
                                                 QUANTITY         %         QUANTITY        %         QUANTITY         %
                                                  UNITIES                    UNITIES                   UNITIES
                                               ----------------------------------------------------------------------------
Fernando Roberto Moreira Salles                    180           75.00          180       75.00         360          75.00




Joao Moreira Salles                                 60           25.00           60       25.00         120          25.00
TOTAL                                              240          100.00          240      100.00         480         100.00


PARENT COMPANY:
NALBRA S LLC

---------------------------------------------------------------------------------------------------------------------------
               STOCKHOLDERS                                                   STOCKS
                                               ----------------------------------------------------------------------------
                                                      COMMON                   PREFERRED                    TOTAL
                                               ----------------------------------------------------------------------------
                                                 QUANTITY         %         QUANTITY        %         QUANTITY         %
                                                  UNITIES                    UNITIES                   UNITIES
                                               ----------------------------------------------------------------------------
Nalbra Inc.                                    30,012,000       100.00           -           -        30,012,000    100.00
TOTAL                                           30,012,00       100.00           -           -         30,012,00    100.00


PARENT COMPANY:
SANTA LUZIA COMERCIAL E PARTICIPACOES LTDA                    CNPJ: 36.163.277/0001-82
---------------------------------------------------------------------------------------------------------------------------
               STOCKHOLDERS                                                   STOCKS
                                               ----------------------------------------------------------------------------
                                                      COMMON                   PREFERRED                    TOTAL
                                               ----------------------------------------------------------------------------
                                                 QUANTITY         %         QUANTITY        %         QUANTITY         %
                                                  UNITIES                    UNITIES                   UNITIES
                                               ----------------------------------------------------------------------------
Daniel Valente Dantas                          14,833,646        99.00           -          -        14,833,646       99.00
Veronica Valente Dantas Rodenburg                 149,835         1.00           -          -           149,835        1.00
TOTAL                                          14,983,481       100.00           -          -        14,983,481      100.00


PARENT COMPANY:
BNDES PARTICIPACOES S.A. - BNDESPAR CNPJ: 00.383.281/0001-09

---------------------------------------------------------------------------------------------------------------------------
               STOCKHOLDERS                                                   STOCKS
                                               ----------------------------------------------------------------------------
                                                      COMMON                   PREFERRED                    TOTAL
                                               ----------------------------------------------------------------------------
                                                 QUANTITY         %         QUANTITY        %         QUANTITY         %
                                                  UNITIES                    UNITIES                   UNITIES
                                               ----------------------------------------------------------------------------
Banco Nacional de Desenvolvimento Economico        1             100.00         -            -          1            100.00
e Social - BNDES
TOTAL                                              1             100.00         -            -          1            100.00





PARENT COMPANY:
BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL - BNDES  CNPJ: 00.383.281/0001-09

---------------------------------------------------------------------------------------------------------------------------
               STOCKHOLDERS                                                   STOCKS
                                               ----------------------------------------------------------------------------
                                                      COMMON                   PREFERRED                    TOTAL
                                               ----------------------------------------------------------------------------
                                                 QUANTITY         %         QUANTITY        %         QUANTITY         %
                                                  UNITIES                    UNITIES                   UNITIES
                                               ----------------------------------------------------------------------------
Uniao Federal                                  6,273,711,452    100.00        -             -       6,273,711,452   100.00
TOTAL                                          6,273,711,452    100.00        -             -       6,273,711,452   100.00


Stocks Position of Majority Stockholders, Management, Members of the fiscal Council and outstanding stocks.

                                                   POSITION SEPTEMBER 30, 2005
--------------------------------------------------------------------------------------------------------------------------------
                STOCKHOLDER          COMMON        %      PREFERRED       %        PREFERRED       %              TOTAL        %
                                     STOCKS                  STOCKS                  STOCKS
                                                          (CLASS A)                (CLASS B)
--------------------------------------------------------------------------------------------------------------------------------
MAJORITIES STOCKHOLDERS         439,400,228     96.5     37,736,642    99.2       90,790,783    16.8        567,927,653     55.0
   Lorentzen  (5)               127,506,457     28.0                                                        127,506,457     12.3
   Safra  (6)                   127,506,457     28.0     27,736,642    72.9       57,875,517    10.7        213,118,616     20.7
   VCP                          127,506,457     28.0                                                        127,506,457     12.3
   BNDES                         56,880,857     12.5     10,000,000    26.3       32,915,266     6.1         99,796,123      9.7

MANAGEMENT                            2,049                                           23,506                     25,555
   Councilors                         2,049                                            6,308                      8,357
   Directors                                                                          17,198                     17,198

TAX COUNCIL                              10                                                                          10

TREASURY STOCKS  (1)                483,114      0.1                               1,483,200     0.3          1,966,314      0.2

OTHER STOCKHOLDERS  (2)          15,505,298      3.4        285,536     0.8      446,850,353    82.9        462,641,187     44.8

TOTAL ISSUED STOCKS  (3)        455,390,699    100.0     38,022,178   100.0      539,141,243   100.0      1,032,554,120    100.0

OUTSTANDING STOCKS  (4)          15,507,357      3.4        285,536     0.8      446,867,260    82.9        462,660,153     44.8


   (1) Stocks issued and repurchased by the Company, waiting cancellation.
   (2) Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.
   (3) Total number of subscribed stocks and issued by the Company.
   (4) Total of stocks issued, minus Treasury stocks and stocks in majority stockholders possession. (5) Group Lorentzen participation is formed by:
       Arapar S.A. 127,494,497 common stocks and Lorentzen
       Empreendimentos 11,960 common stocks.
   (6) Participation of the group Safra composed for: Arainvest Participacoes
       S.A. 127,506,457 Common stock, 27,736,642 PNA stock and Treasure Hold
       Investments Corp. 57,875,517 PNB.



Stocks Position of Majority Stockholders, Management, Members of the Fiscal Council and outstanding stocks.

                                                   POSITION SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------
                STOCKHOLDER          COMMON        %      PREFERRED       %        PREFERRED       %              TOTAL        %
                                     STOCKS                  STOCKS                  STOCKS
                                                          (CLASS A)                (CLASS B)
--------------------------------------------------------------------------------------------------------------------------------
MAJORITIES STOCKHOLDERS         439,400,228    96.5     37,736,642     99.2      90,790,783     16.8       567,927,653     55.0
   Lorentzen  (5)               127,506,457    28.0                                                        127,506,457     12.3
   Safra  (6)                   127,506,457    28.0     27,736,642     72.9      57,875,517     10.7       213,118,616     20.7
   VCP                          127,506,457    28.0                                                        127,506,457     12.3
   BNDES                         56,880,857    12.5     10,000,000     26.3      32,915,266      6.1        99,796,123      9.7

MANAGEMENT                          104,390                  5,000                  218,027                    327,417
   Councilors                       104,390                  5,000                  200,829                    310,219
   Directors                                                                         17,198                     17,198

TAX COUNCIL                              10                                                                         10

TREASURY STOCKS  (1)                483,114     0.1                               1,378,000      0.3         1,861,114      0.2

OTHER STOCKHOLDERS  (2)          15,402,957     3.4        282,386      0.7     446,843,754     82.9       462,634,588     44.8

TOTAL ISSUED STOCKS  (3)        455,390,699   100.0     38,024,028    100.0     539,139,413    100.0     1,032,554,120    100.0

OUSTANDING STOCKS  (4)           15,507,357     3.4        287,386      0.8     446,970,630     82.9       462,765,353     44.8


   (1) Stocks issued and repurchased by the Company, waiting cancellation.
   (2) Total of stocks issued minus Treasury stocks, members of tax council,
       Board members (including substitutes), directors and majorities stockholders.
   (3) Total number of subscribed stocks and issued by the Company.
   (4) Total of stocks issued, minus Treasury stocks and stocks in majority stockholders possession. (5) Group Lorentzen participation is formed by:
       Arapar S.A. 127,494,497 common stocks and Lorentzen
       Empreendimentos 11,960 common stocks.
   (6) Participation of the group Safra composed for: Arainvest Participacoes
       S.A. 127,506,457 Common stock, 27,736,642 PNA stock and Treasure Hold
       Investments Corp. 57,875,517 PNB.


(Convenience Translation into English of original previously issued in Portuguese)

REPORT OF INDEPENDENT AUDITORS ON
SPECIAL REVIEW OF QUARTERLY FINANCIAL INFORMATION
SEPTEMBER 30, 2005


To the Directors and Stockholders' of
Aracruz Celulose S.A.
Aracruz - ES


1. We conducted a special review of the Quarterly Financial Information (ITRs) of Aracruz Celulose S.A. (company and consolidated) for the quarter and nine-month period ended September 30, 2005, prepared under the responsibility of the Company's management, in accordance with accounting practices adopted in Brazil, comprising the balance sheet, statement of income and management comments on performance.

2. Our special review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Accountants - IBRACON, together with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires and discussions with the Company's management responsible for the financial, accounting and operational areas as to the principal criteria adopted in the preparation of the quarterly financial information; and (b) review of the information and subsequent events that had or might have significant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in paragraph 1 above, for it to be in conformity with the accounting practices adopted in Brazil, applied in accordance with the standards laid down by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of quarterly financial information.

4. Our special review was conducted for the purpose of issuing a report on the quarterly financial information referred to in paragraph 1, taken as a whole. The supplementary information related to the statements of cash flows and of value-added, are presented for the purpose of allowing additional analyses and are not required as part of the basic quarterly financial information. These statements were subjected to the review procedures described in paragraph 2 above, and based on our review are fairly stated, in all material respects, in relation to the quarterly information taken as a whole.

5. The balance sheet as of June 30, 2005 (company and consolidated) and the statements of income, supplementary information of cash flows and value-added for the quarter and nine-month period ended September 30, 2004, presented for comparison purposes, were reviewed by us and our unqualified reports on our special review, were issued on July 8, 2005 and October 7, 2004, respectively.


Rio de Janeiro, October 7, 2005

Originally signed by:


DELOITTE TOUCHE TOHMATSU                            Celso de Almeida Moraes
Independent Auditors                                             Accountant
CRC - SP 011.609/O-S-ES                              CRC-SP 124.669/O- S-ES